Annual Report 2003




MERCK



Merck's commitment:

novel medicines that make a difference



"As we envision the environment i



which pharmaceutical companies will be operating in the years ahead, we believe – and we're hardly alone in this belief – that those companies that develop competitively priced, novel medicines that demonstrably improve the health and well-being of patients will prosper."

–Raymond V. Gilmartin

Dear Shareholders:

I appreciate the opportunity to report to you about Merck's performance in 2003 and about significant actions we have taken to strengthen Merck and better position our Company for growth in 2004 and beyond.

In 2003, our earnings did not reach the double-digit growth we projected and believed we could achieve. We also terminated development of two products in late-phase clinical trials – discontinuing further study on a compound to treat depression because it failed to demonstrate efficacy, and halting further study of a compound to treat diabetes, due to findings of a rare form of malignant tumors in mice.

These events, while unwelcome, should not overshadow the one fundamental truth most important to Merck's future success: Merck's ability to discover novel medicines and bring to market true advances in patient care remains the bedrock principle on which Merck will conduct its business and is the key to the future success of our Company.

Our scientific capabilities; our talented and committed workforce; our experienced and involved Board of Directors; our dedication to the highest standards of ethical behavior; and our strict adherence to principles of good corporate governance have kept – and will continue to keep – Merck in the forefront of discovery, innovation and integrity.

As we envision the environment in which pharmaceutical companies will be operating in the years ahead, we believe – and we're hardly alone in this belief – that those companies that develop competitively priced, novel medicines that demonstrably improve the health and well-being of patients will prosper.

Merck has a long and distinguished record of scientific excellence, discovering drugs and vaccines that have literally transformed the practice of medicine and saved and improved the lives of millions. Our research and development efforts are the foundation of this Company and the engine of its future growth. We will continue to invest in the discovery and development of the novel medicines that have defined success at Merck and are confident that these investments will lead to future growth.

To support that commitment, we took significant actions in 2003 to strengthen our Company for the future:

- We completed the successful spin-off of Medco Health Solutions, Inc., in August. This spin-off has not only brought value to our shareholders, it also has sharpened Merck's focus as a pure pharmaceutical research company.
- We increased Merck's ownership of Tokyo-based Banyu Pharmaceutical Co., Ltd., from 51 percent to 99.4 percent, through two tender offers. This action further strengthened

Financial Highlights

Merck & Co., Inc. and Subsidiaries
Years Ended December 31
($ in millions except per share amounts)

	2003[3]	2002	2001	Percentage Change from Preceding Year 2003	2002
Sales[1]	**$22,485.9**	$21,445.8	$21,199.0	**+5%**	+1%
Research and development expenses	**3,178.1**	2,677.2	2,456.4		
Income from continuing operations	**6,589.6**	6,794.8	7,053.2	**-3%**	-4%
Net income	**6,830.9**	7,149.5	7,281.8		
Earnings per common share assuming dilution					
Continuing operations	**$2.92**	$2.98	$3.04	**-2%**	-2%
Net income	**$3.03**	$3.14	$3.14		
Cash dividends paid per common share	**$1.45**	$1.41	$1.37	**+3%**	+3%
Average common shares outstanding assuming dilution (millions)	**2,253.1**	2,277.0	2,322.3		
Total assets[2]	**40,587.5**	47,561.2	44,021.2		
Capital expenditures[1]	**1,915.9**	2,128.1	2,401.8		
Net income as a % of average total assets	**14.9%**	15.5%	17.3%		
Number of stockholders of record	**233,000**	246,300	256,200		
Number of employees[2]	**63,200**	77,300	78,100		

[1] Prior year amounts have been restated to reflect the results of Medco Health as discontinued operations.

[2] Decrease in 2003 primarily reflects the impact of the spin-off of Medco Health.

[3] Amounts for 2003 include the impact of the implementation of a new distribution program for U.S. wholesalers and restructuring costs related to position eliminations.

Merck's position in Japan, the world's second-largest pharmaceutical market.

- We announced the elimination of 4,400 positions worldwide as part of our effort to fundamentally lower our cost structure and improve the efficiency of our operations.
- And, in the last half of 2003, we submitted New Drug Applications (NDAs) for *Vytorin*, the ezetimibe/simvastatin combination, and *Arcoxia* to the U.S. Food and Drug Administration (FDA) for approval.

Vytorin (which is a result of our partnership with Schering-Plough) is expected to be the first product to reduce cholesterol by targeting both its absorption in the intestine and its production in the liver. This represents a new approach to treating high cholesterol, a true innovation in patient care. The FDA accepted the filing for standard review in November.

Arcoxia, Merck's newest coxib, has already been launched successfully in 38 countries around the world. Merck's NDA for *Arcoxia* seeks approval for three indications that no other coxib in the United States currently has—chronic low back pain, acute gouty arthritis and ankylosing spondylitis (a painful condition of the spine). We are awaiting notification from the FDA regarding the acceptance of our filing.

Both of these products have significant sales potential and we expect them to make substantial contributions to earnings.

We ended 2003 as a much stronger Company as a result of our actions, better positioned to draw on what has always made Merck uniquely successful—a commitment to developing novel medicines that will deliver true advances in patient care. This commitment, when combined with our actions to reduce costs and maximize earnings, has positioned Merck to succeed in the long term.

Of course, to succeed in the long term, we must first succeed in the near term. The strength of our existing product franchises, their positions in the market, and the steps we have taken to contain costs and increase efficiency, will drive our near-term growth.

- Each of our key product franchises ranks either No. 1 or 2 in worldwide sales in large and growing markets. We continue to reinforce our strong competitive position through ongoing clinical and outcomes studies that broaden indications and drive continued growth.
- Our competitive position is further reinforced by the strong relationships we have built with our managed care customers. These relationships stem from Merck's ability to work with managed care in a way that brings value to payers and patients alike. With our top 31 customers—


Consolidated Sales[1]
$ in millions
$24,000
18,000
12,000
6,000
0
97 98 99 00 01 02 03


Earnings per Common Share Assuming Dilution from Continuing Operations
$3.08
2.31
1.54
0.77
0
97 98 99 00 01 02 03


Cash Dividends Paid per Common Share
$1.48
1.11
0.74
0.37
0
97 98 99 00 01 02 03

who represent about 90 percent of the managed care universe—products such as *Vioxx*, *Fosamax*, *Singulair*, *Cozaar* and *Zocor* hold exclusive or co-preferred positions on their formularies in the vast majority of cases.

- We are reducing our cost of doing business without sacrificing research, manufacturing quality, or our support for our sales and marketing efforts. We are ensuring that our operations run as efficiently and economically as possible. The savings we have identified and are implementing, including the reduction in the size of our workforce, will begin benefiting our bottom line in 2004 and are expected to generate annual savings of $250 to $300 million in 2005 in payroll and benefits.
- We are using our capital as efficiently as possible. Through such efforts as reducing inventories, streamlining our supply chain, making optimal use of our manufacturing capacity, and reducing the costs of capital projects, we expect to free up approximately $600 million in additional cash flow through 2006.

All of these actions are part of the strong financial position Merck enjoys (and which is detailed elsewhere in this report) and are expected to contribute to growth in our earnings per share in the next several years, as Merck becomes a more efficient operation.

In June 2006, the U.S. market exclusivity for *Zocor*, which has been an important contributor to our earnings, will expire. Patent expirations are a fact of life in this industry, and their timing and impact are somewhat predictable. The true measure of our success in meeting this challenge is our ability to bring new products to market that provide true clinical benefit at a competitive price. It is a challenge we are ready to meet.

In the second half of 2004, we expect to submit an application for *ProQuad* to the FDA. *ProQuad* adds chickenpox vaccine to the existing measles, mumps and rubella vaccine, potentially increasing the number of children who will be vaccinated against chickenpox.

In 2005, we expect to file applications for three other vaccines that hold significant promise to help prevent: human papillomavirus, a primary cause of cervical cancer; rotavirus, a highly contagious virus that is the most common cause of gastroenteritis in infants and young children, and which causes the hospitalization of at least 50,000 American children under the age of 5 every year; and, the pain associated with shingles, the reactivation of the chickenpox virus that afflicts 1 million adults every year in the United States.

If ongoing trials are successful, in 2006 we anticipate filing for approval for a DP-IV inhibitor for diabetes. Early tests have demonstrated that the product does not lead to


MERCK

Merck's Management Committee provides the Company with an extraordinary level of experience, talent and integrity. In June, Richard T. Clark, who served as chairman, president and chief executive officer of Medco Health Solutions, Inc., joined the Management Committee when he returned to Merck as president of the Merck Manufacturing Division.

From left to right: **David W. Anstice**, 55, president, Human Health; **Marcia J. Avedon, Ph.D.**, 42, senior vice president, Human Resources; **Kenneth C. Frazier**, 49, senior vice president and general counsel; (seated) **Per Wold-Olsen**, 56, president, Human Health-Europe, Middle East and Africa; **Judy C. Lewent**, 55, executive vice president, chief financial officer, and president, Human Health Asia; **Raymond V. Gilmartin**, 63, chairman, president and chief executive officer; **Richard T. Clark**, 58, president, Merck Manufacturing Division; (seated) **Margaret G. McGlynn**, 44, president, U.S. Human Health; **Adel A.F. Mahmoud, M.D., Ph.D.**, 62, president, Merck Vaccines; **Bradley T. Sheares, Ph.D.**, 47, president, U.S. Human Health; **Peter S. Kim, Ph.D.**, 45, president, Merck Research Laboratories.

weight gain and does not produce edema. Additional studies to confirm these findings are under way. With 5 percent of the U.S. population living with diabetes, it would be a welcome addition to our product line.

Our early-stage pipeline also shows strong promise. Merck scientists are working in a significant number of disease areas to treat such ailments as Alzheimer's disease, obesity, respiratory disease, coronary heart disease and rheumatoid arthritis. In addition to working in these important areas, we are also working on novel and effective approaches to accelerating drug development and improving the probability of success of our internal R&D efforts. These efforts will maximize our research investment at every stage of the pipeline.

While we are enhancing our internal research capabilities, we are mindful that other pharmaceutical and biotech firms are also doing valuable scientific work. That is why we have expanded our approach to external collaborations and relationships. This effort has made a real difference.

In 1999, for example, we completed just 10 deals with external partners. In 2003, we closed on 47 significant transactions, including research collaborations, preclinical and clinical compounds, and technology transactions. Approximately 70 potential opportunities are in detailed review. We are pursuing partnerships across the entire continuum of scientific possibilities—from early research to late-stage development. They add value to our pipeline and should contribute to our growth.

Some have suggested that Merck should look beyond partnerships and alliances and consider a major merger with another pharmaceutical company. We have consistently pursued external alliances that make sense long term for Merck and its shareholders. Our partnership with Schering-Plough on *Zetia* and now on *Vytorin*, and our most recent alliances with such firms as Lundbeck, GenPath, Neurogen, Amrad and Actelion are all good examples of external alliances that make sense for Merck.

When looking at a large-scale merger, with all that entails, we have to be certain that it would bring significant additions to our pipeline and would add to long-term growth. It would have to, in short, meet the same criteria we use to evaluate any potential licensing or acquisition opportunity. We have consistently found that a large-scale acquisition or merger does not meet those criteria, providing instead the possibility of a short-term gain at the expense of long-term growth. That's not an appropriate trade-off, not just because of how it would affect our ability to meet our long-term goals, but because it could also compromise the values that have long made Merck a success, not only for its shareholders, but also for those who rely on its products, as well as for the larger community.

In 2003, Merck continued to honor its long-standing responsibilities as a good corporate citizen.

- Through our Patient Assistance Program, we filled more than 5.6 million prescriptions for more than 600,000 Americans who otherwise would not have been able to afford them.
- In keeping with our ongoing commitment to promoting access to essential medicines for people in need, we recently announced that we will provide our medicines free for low-income Medicare beneficiaries who exhaust their $600 transitional assistance allowance in Medicare-endorsed drug discount cards.
- Our partnership with the Bill & Melinda Gates Foundation and the government of Botswana continues to bring hope and healing to people in that country living with HIV and their families and communities.
- Our commitment to the highest standards of ethical behavior was given the best possible ranking by Management & Excellence and Rating Research LLC, two respected corporate ethics rating organizations.
- And in December, Merck was honored by the U.S. Secretary of Commerce and the U.S. Chamber of Commerce with their first Corporate Stewardship Award. The award was presented to a small, medium and large business that "balances their responsibilities to their employees and shareholders with their responsibilities to their communities."

To help ensure access to medicines for America's seniors and the disabled, Merck was an unwavering supporter of the new Medicare prescription drug benefit, which President Bush signed into law late last year. This expansion of Medicare supports pharmaceutical innovation because it is based on competition. As more seniors—as many as 12 million more—have greater access to prescription drugs through Medicare, we will have the opportunity to compete to broaden our customer base. Based on our proven track record in both securing formulary access and in increasing our market share in managed care, we are well-positioned for this competition.

We are pursuing the strategy that is right for Merck and in the best interests of you, our shareholders. The ways in which we met the challenges of 2003, coupled with last year's accomplishments, have made Merck a stronger and more focused company—one that is well-positioned to compete in the new environment. Continuing to focus on developing and launching novel medicines and vaccines backed by proven outcomes at competitive prices, aggressively pursuing external alliances, lowering our cost structure, and maximizing our in-line franchises will allow us to grow and succeed over the long term.

While some of the actions we took last year were difficult—especially the announcement of the elimination of 4,400 positions—they strengthened the Company and will increase our competitiveness going forward. By building on our strengths, we will meet the challenges of the years ahead while contributing, as we always have, to the health and well-being of people around the world by honoring our commitment to true advances in patient care.



Raymond V. Gilmartin
Chairman, President and Chief Executive Officer
March 1, 2004

Developing true advances
in patient care

At Merck, breakthrough research is the focus and passion that drives everything we do. For more than 100 years, Merck researchers have pioneered innovations for treating serious disease—a tradition that produced such major advances as cortisone for rheumatoid arthritis, streptomycin for tuberculosis, statins for cholesterol management and *Crixivan* for HIV/AIDS, to name a few. That record of achievement continues today as we develop breakthrough medicines and vaccines.

In 2003, Merck/Schering-Plough Pharmaceuticals filed for FDA approval of *Vytorin*, which contains the active ingredients of both *Zetia* and *Zocor*. If approved, this therapy would be the first single tablet containing the dual inhibition provided by a combination of two highly effective cholesterol-lowering medicines—*Zetia*, which limits cholesterol absorption in the intestine, and *Zocor*, which reduces cholesterol production in the liver.



Dr. Ranabir Sinha Roy, research fellow, is working in Merck Research Laboratories in Rahway, N.J., on a DP-IV inhibitor that may help diabetic patients manage their disease. By using new technologies, we expect to advance our DP-IV candidate from preclinical development to Phase III in just over two years, compared to an industry average of over four.

Building on our successful experience in advancing arthritis and pain care, we resubmitted an expanded application in 2003 for FDA approval of *Arcoxia*, our new coxib. The FDA will determine whether to accept Merck's application as submitted. In clinical studies, *Arcoxia* was highly effective in the treatment of osteoarthritis, rheumatoid arthritis, chronic low back pain, acute pain, including menstrual pain, and other painful conditions such as acute gouty arthritis and ankylosing spondylitis, a fusion of bones in the spine. No other coxib currently has indications for ankylosing spondylitis, acute gouty arthritis or chronic low back pain.

The momentum behind our research is demonstrated by our late-stage pipeline, where Merck has four vaccine candidates. The first, *ProQuad*—a pediatric combination vaccine for measles, mumps, rubella and chickenpox—is expected to reduce the number of injections a child must receive. We intend to submit a Product License Application (PLA) for *ProQuad* to the FDA in the second half of 2004.

We plan to file PLAs in 2005 for three novel vaccine candidates that address compelling health needs:

- A vaccine for human papillomavirus (HPV) has the potential to be the first vaccine to prevent the infection that is a leading cause of cervical cancer, the second most-common cancer among women worldwide. Cervical cancer strikes approximately 470,000 women each year and results in more than 200,000 deaths worldwide. An estimated 30 million adolescent and adult females in the United States are at risk for HPV infection.
- A new Merck vaccine has the potential to be the first vaccine to prevent the pain and discomfort associated with shingles, a debilitating condition caused by the reactivation of the chickenpox virus in adults, affecting as many as 1 million Americans each year.
- The vaccine, *RotaTeq*, seeks to prevent rotavirus, a highly contagious virus that is the most common cause of severe gastroenteritis in infants and young children. Rotavirus leads to at least 50,000 hospitalizations in the United States and causes more than 400,000 infant deaths in the developing world each year.

Our pipeline also includes a treatment for Type II diabetes, which affects more than 40 million people in major markets worldwide, with that number expected to more than double by 2015. If trials are successful, in 2006 we expect to file for FDA approval for the new glucose-lowering drug, a DP-IV inhibitor. Early tests have demonstrated that the product does not lead to weight gain and does not produce edema. Additional studies to confirm these findings are under way. As our labs continue to produce such breakthroughs, we are also improving the process of innovation, using new technologies that give us the ability to move compounds into later stages of development faster and improve the probability of success.

We are also leveraging the cutting-edge work at other pharmaceutical and biotechnology companies through external alliances. In 2003 alone, we completed 47 significant transactions, including research collaborations, preclinical and clinical compounds, and technology transactions, compared to 10 in 1999. Merck's ability to address significant unmet medical needs is well-reflected in the early-stage research in our labs in such critical areas as diabetes, obesity, Alzheimer's disease, respiratory disease, coronary heart disease, rheumatoid arthritis and a range of vaccines. These compelling needs and challenges drive all of us at Merck, and keep us focused on research that makes a genuine difference in the quality of people's lives.



In 2005, we expect to file for approval of a vaccine to prevent human papillomavirus, a primary cause of cervical cancer–the second most-common cancer among women worldwide, taking more than 200,000 lives each year. Over 30 million young and adult women in the United States alone are at risk for developing the HPV infection, which our vaccine is being designed to prevent.



Driving product growth
through innovation and value

Merck's strategy of offering novel medicines that are competitively priced has positioned our products well in the marketplace. Sales of our core product franchises continue to rank either No. 1 or 2 worldwide in large and growing therapeutic areas. This record of success has been achieved by providing patients, physicians and payers with better treatment options and proven value, backed up by rigorous health-outcomes studies.

In 2003, Merck began promoting to physicians and consumers the landmark Heart Protection Study (HPS) with *Zocor* 40 mg, conducted by Oxford University and funded in part by Merck. The study has provided further evidence of the value of *Zocor*, Merck's statin for modifying cholesterol. The HPS, the largest statin study conducted to date, demonstrated that *Zocor* 40 mg, combined with diet, is the first and only cholesterol-lowering medication proven to reduce the risk of heart attacks and stroke in people with heart disease or diabetes, regardless of cholesterol level.



Merck strives to provide physicians with better treatment options that improve the quality of their patients' lives. We remain dedicated to our long-standing commitment to develop high-quality medicines and vaccines with proven scientific outcomes in a wide range of therapeutic categories.

A highly effective agent for hypertension, *Cozaar/Hyzaar* is the No. 1 angiotensin II antagonist in Europe in terms of sales and is the No. 2 medicine of its kind in terms of sales in the United States. Two major research studies are driving sales: "LIFE," which demonstrated that *Cozaar* reduces the combined risk of cardiovascular death, heart attack and stroke in patients with hypertension and left ventricular hypertrophy; and "RENAAL," which showed the drug reduces the risk of progressing to end-stage renal disease in which dialysis or transplantation is required for survival in patients with Type II diabetes, hypertension and nephropathy.

Our highly successful osteoporosis treatment, *Fosamax*, retained its long-standing position as the world's most-prescribed osteoporosis medication in 2003. *Fosamax* is well-positioned to continue its strong performance as the market and class leader because it is the only agent indicated to reduce osteoporotic fractures consistently at both the hip and spine. *Fosamax* has strong potential for further growth—fewer than 25 percent of women with osteoporosis have been diagnosed and treated in seven major markets.

Singulair, Merck's once-a-day, non-steroidal oral medication for the treatment of chronic asthma and the relief of symptoms of seasonal allergic rhinitis, remains the No. 1 asthma controller in terms of total prescriptions in the United States and is the most widely used once-daily medicine of its kind in the world, in part because it is the only allergy medicine that blocks leukotrienes, an underlying cause of allergy symptoms, for 24 hours. *Singulair* continues to have good prospects for growth—within two years, Merck expects to submit applications for potential new uses, including the treatment of perennial allergic rhinitis, respiratory symptoms subsequent to respiratory syncytial virus, acute asthma, the prevention of exercise-induced bronchospasm and a new IV formulation of *Singulair* to treat acute exacerbations of asthma.

Vioxx, Merck's widely used medicine for pain relief, continues to perform well worldwide, holding the No. 2 sales position in the competitive U.S. coxib market and maintaining its record as the best-selling arthritis and pain medicine outside of the United States. In the United States, 91 million prescriptions for *Vioxx* have been written since the product launched in 1999. Merck has filed supplemental NDAs with the FDA for new uses of *Vioxx* to treat acute migraine and juvenile rheumatoid arthritis.

In the United States, more than 5.7 million prescriptions for *Zetia*, the cholesterol absorption inhibitor from Merck/Schering-Plough Pharmaceuticals, have been filled since the FDA approved the medicine in November 2002, and studies continue to demonstrate the product's safety and effectiveness. *Zetia*–the first major advance in 15 years with a unique mechanism of action in the treatment of high cholesterol–has been launched in five European countries under the brand name *Ezetrol*.



According to the National Institutes of Health, more than 35 million Americans should be treated with medication for their high cholesterol. From the development of statins, the first breakthrough in cholesterol management, to the launch with Schering-Plough of *Zetia*–the first new treatment for cholesterol with a unique mechanism of action in more than 15 years–Merck remains a leader in this field. Our medicines have helped millions of patients worldwide.

Merck's market leadership is testament to the value of our product franchises, the effectiveness of our sales and marketing efforts, and the ongoing strength of our research capabilities. Clearly, our strategy of offering competitively priced, novel medicines that demonstrably improve patients' health will drive our growth.



Fundamentally changing
the way we work

As a result of actions we took during the past year, Merck entered 2004 a stronger, more focused company, better equipped to meet the challenge of developing the competitively priced, novel medicines that are core to our success. We completed the spin-off of Medco Health Solutions, Inc., which returns Merck to its roots as a pure pharmaceutical research company and allows investors to evaluate both companies as pure plays in their respective industries. We also brought Merck's ownership of Tokyo-based Banyu Pharmaceutical Co., Ltd., from 51 percent to 99.4 percent, significantly strengthening our position in Japan, the world's second-largest pharmaceutical market. And we took steps to improve operating efficiency throughout our business.



Heather Eurenius, a manufacturing process engineer at Merck's West Point, Pa., facility, champions the use of cutting-edge technologies to improve the operational efficiency of Merck's vaccine production. Her team's new design solutions represent just one way we are changing the way we work.

In the fourth quarter of 2003, we implemented a new strategy for U.S. pharmaceutical wholesalers to make the distribution of our medicines more efficient and to moderate fluctuations in sales caused by their purchase patterns. The program lowers limits on average monthly purchases of Merck pharmaceutical products by our U.S. customers. We expect the long-term benefits in both cost savings and more effective distribution of our products will be considerable.

Our new integrated inventory management strategy, together with the new wholesaler distribution program, is expected to produce a cumulative cash flow benefit of more than $300 million through 2006.

We also announced reductions in our workforce of approximately 3,200 full-time positions and 1,200 contract or temporary employees that will be completed in 2004. Beginning in 2005, this action is expected to lower our annual payroll and benefit costs by approximately $250 to $300 million. We took this difficult step not only to improve our cost structure, but to make Merck a leaner, more responsive organization that is better positioned to prosper in the face of the competitive challenges ahead.

By streamlining our capital plan, we expect to free up approximately $340 million in additional cash flow through 2006. We anticipate that the Company's capital efficiency initiative will improve our capital spending profile through 2006, with average annual capital spending between 2003 and 2006 estimated to be less than $2 billion, compared to $2.3 billion per year in prior years. We also expect additional savings through other activities, such as changing the way we manage our supply chain and using our manufacturing capacity most efficiently.

Other changes already under way will continue this drive toward efficiency and effectiveness, including:

- Redesigning the way clinical data is gathered from doctors, patients and laboratories to make it faster and more accurate, reducing the time needed to collect valid clinical data by as much as 80 percent.
- Reducing the amount of time it takes us to process routine but widely used transactions such as accounts payable, and travel and expense reporting.
- Shortening our manufacturing cycle while safeguarding quality to get products to customers more quickly, improve service, boost productivity and cut inventory costs.



We're fundamentally changing the way we do business by streamlining our processes and improving productivity, without compromising safety or quality. These steps will allow us to lower our cost structure and continue to offer the competitively priced, breakthrough medicines that will improve the lives of this generation and the ones to come.

Operating efficiency is imperative as we focus our resources on the essential challenge of discovery, and continue to offer the novel and competitively priced medicines that drive our business.



Ensuring access
for the people who need it most

At Merck, we believe that by serving the public interest, our business interests also will be served. This core belief is the fundamental reason Merck is a leader in health policy issues worldwide. In the United States, we supported adding a critical prescription drug benefit to Medicare, the U.S. health insurance program that provides health care benefits for millions of seniors and persons with disabilities. The landmark Medicare reform bill that President Bush signed in December 2003 will allow seniors to choose their coverage from qualified, private health plans that rely on market competition, rather than government price controls, to improve quality, integrate care and manage costs. This new legislation not only benefits patients in need, but also Merck, which is well-positioned to compete because of our focus on providing real value in patient care.



In Botswana, our partnership with the government there and the Gates Foundation goes well beyond donating medicines for people with HIV/AIDS. As part of our integrated approach, we help children who have lost their parents to the disease by providing funds for daycare, meals, clothes, education and psychological support.

Merck's support for Medicare reform is emblematic of our long-standing commitment to promoting access to essential medicines for those in need. For more than 50 years, we've been making our products available to low-income individuals and families in the United States through our Patient Assistance Program. This program is designed to provide prescription drugs to patients who do not have insurance or other coverage for prescription medicine. In 2003 alone, the program helped make Merck medicines available to more than 600,000 Americans in need.

The Patient Assistance Program offers Merck medicines entirely free-of-charge: there are no application fees, no co-payments and no age restrictions. Patients qualify if they have a maximum household income of $18,000 for individuals, $24,000 for couples or $35,000 for a family of four, and cannot afford to pay for the prescription medicine. Doctors can also request that exceptions be made for patients in special circumstances.

Patients can get information through *www.merck.com* or by calling 800-727-5400. They can also apply through their physician's office.

In keeping with our ongoing commitment to promoting access to essential medicines for people in need, we recently announced that we will provide our medicines free for low-income Medicare beneficiaries who exhaust their $600 transitional assistance allowance in Medicare-endorsed drug discount cards.

As a global health care company, Merck also recognizes the link between global health and economic health. Disease is not just a consequence of poverty; it is also a cause of poverty. And, conversely, improved global health is an essential driver of economic growth.

That is why we make our medicines, expertise and experience available in developing countries that are experiencing health crises such as HIV/AIDS. While developing new medicines and vaccines will always be Merck's greatest and most important contribution to global health, we remain committed to building partnerships that help to broaden access to medicines in resource-scarce areas, along with the capacity to deliver them.

One notable example: the joint effort initiated in 2000 by the government of Botswana, The Merck Company Foundation,

Merck and the Bill & Melinda Gates Foundation in response to the crushing HIV/AIDS crisis in that country. The funding and support of this partnership have enabled government and community organizations in Botswana to develop large-scale, sustainable programs focused on prevention, treatment, care and support.

Three years into this innovative effort, the news from Botswana is encouraging. To date, the nationwide anti-retroviral treatment program has enrolled more than 18,000 patients and treated more than 11,000. These figures represent a significant proportion of the number of people in Botswana who have tested positive for HIV infection and are eligible for treatment.

More than 90 percent of individuals who have entered treatment are living healthier, more productive lives. Between 30 and 40 percent of these people would most likely have died without treatment.



Ensuring that patients have access to the medicines they need has long been a tradition at Merck. The new Medicare bill provides coverage for as many as 12 million seniors who will now have greater access to prescription drugs through Medicare. With the large number of Merck medicines that treat chronic conditions such as heart disease, high blood pressure, arthritis and osteoporosis, we are well-positioned to compete for this important group of customers.

We believe that the lessons learned from our work in Botswana serve as an example in the global fight against the HIV/AIDS pandemic, and demonstrate the value of Merck's leadership on health care policy issues around the world.



Product review[1]

Arcoxia™ (etoricoxib)
- Osteoarthritis
- Rheumatoid arthritis (adult)
- Acute pain
- Chronic low back pain
- Dysmenorrhea (menstrual pain)
- Acute gouty arthritis

Cancidas® (caspofungin acetate)
- Treatment of invasive aspergillosis in patients who did not respond to or were intolerant of other antifungal therapies
- Candida infections: intra-abdominal abscesses, peritonitis (infections within the lining of the abdominal cavity), pleural space infections (infections within the lining of the lung)
- Candidemia (bloodstream infection)
- Esophageal candidiasis

Comvax® (Haemophilus b conjugate and hepatitis B (recombinant) vaccine)
- *Haemophilus influenzae* type b disease and hepatitis B disease

Cosopt® (dorzolamide hydrochloride and timolol maleate)
- Lower intraocular pressure

Cozaar® (losartan potassium)
- High blood pressure
- Reduction in progression of renal disease in patients with Type II diabetes, hypertension and nephropathy
- Reduction of stroke risk in patients with hypertension and left ventricular hypertrophy[2]

Crixivan® (indinavir sulfate)
- HIV infection

Emend® (aprepitant)
- Prevention of chemotherapy-induced nausea and vomiting

Fosamax® (alendronate sodium)
- Treatment and prevention of postmenopausal osteoporosis
- Reduction of osteoporotic fracture risk in postmenopausal women
- Treatment of male osteoporosis to increase bone mass
- Treatment of glucocorticoid-induced osteoporosis
- Paget's disease of the bone

Hyzaar® (losartan potassium and hydrochlorothiazide)
- High blood pressure

Invanz® (ertapenem sodium)
- Treatment of many aerobic and anaerobic bacteria, particularly community acquired, such as complicated intra-abdominal and complicated skin and skin structure infections

Maxalt® (rizatriptan benzoate)
- Acute migraine

Pepcid AC® (famotidine)[3]
- Heartburn

Primaxin® (imipenem and cilastatin)
- Antibiotic

Propecia® (finasteride)
- Treatment of male pattern hair loss

Proscar® (finasteride)
- Treatment of symptomatic benign prostate enlargement

Singulair® (montelukast sodium)
- Chronic asthma–adults and children as young as 12 months old
- Seasonal allergic rhinitis–adults and children as young as age 2

Stocrin® (efavirenz)[4]
- HIV infection

Timoptic-XE® (timolol maleate ophthalmic gel forming solution)
- Lower intraocular pressure

Trusopt® (dorzolamide hydrochloride)
- Lower intraocular pressure

Vaqta® (hepatitis A vaccine inactivated)
- Hepatitis A

Varivax® (varicella virus vaccine live (Oka/Merck strain))
- Chickenpox

Vioxx® (rofecoxib)
- Osteoarthritis
- Acute pain
- Rheumatoid arthritis (adult)
- Dysmenorrhea (menstrual pain)

Zetia® (ezetimibe)[5]
- Elevated cholesterol levels

Zocor® (simvastatin)
- Elevated total cholesterol levels
- Associated total/coronary mortality[6]
- Lower LDL cholesterol
- Raise HDL cholesterol
- Reduce triglycerides
- Reduce stroke risk[6]

Review of Merck's research pipeline[1]

[1] This list excludes a number of older Company products introduced before 1990.

[2] There is evidence that this benefit does not apply to black patients.

[3] Marketed by Johnson & Johnson• Merck Consumer Pharmaceuticals Co.

[4] Efavirenz is marketed by Bristol-Myers Squibb as Sustiva in the U.S., Canada and certain European countries, and by Merck in the rest of the world as Stocrin.

[5] Ezetimibe is marketed through a partnership with Schering-Plough Corporation.

[6] In patients with coronary heart disease or diabetes.

The Company's research programs span a significant number of therapeutic areas, including diabetes, obesity, Alzheimer's disease, respiratory disease, coronary heart disease, rheumatoid arthritis and vaccines. The Company's programs are generally designed to focus on the development of novel medicines to address large, unmet medical needs.

Preclinical[2]	
Diabetes	
Atherosclerosis	
Parkinson's disease	
Pain	
Anxiety	
Osteoporosis	
Cancer	
Rheumatoid arthritis	
Glaucoma	
Antibacterial	
Vaccines	
Phase I[3]	
Diabetes	c-3347
Obesity	c-2624, c-5093
Atherosclerosis	c-8834
Alzheimer's disease	c-7617, c-9138
Multiple Sclerosis	c-6448
Pain	c-1246
Psychiatric disease	c-9054
Respiratory disease	c-3193
Rheumatoid arthritis	c-4462, c-5997
AIDS	c-2507
Vaccines	HIV vaccine
Phase II[3]	
Obesity	c-2735
Alzheimer's disease	c-9136
Urinary incontinence	c-3048
Respiratory disease	c-3885
Post-operative nausea and vomiting	c-9280
Vaccines	Pediatric combination
Phase III[4]	
Pediatric combination vaccine	*ProQuad*
Rotavirus vaccine	*RotaTeq*
Shingles	Zoster vaccine
Human papillomavirus	HPV vaccine[5]
Diabetes	MK-0431[6]
Sleep disorders	MK-0928 (Gaboxadol)
2003 Submissions	
Cardiovascular	*Vytorin* (Ezetimibe/Simvastatin) (submitted 3Q03)
Arthritis/Analgesia	*Arcoxia* (submitted 4Q03)

Selected licensing agreements

Partner/Licensor	Target/Description
Actelion	Cardiovascular
Acumen	Alzheimer's disease
Alnylam	RNAi
Amrad	Respiratory
Celera Diagnostics	Oncology
C-Sixty	Neuroscience
GenPath	Oncology
Kalypsys	High throughput screening
Kinexis	Sleep disorders
Lundbeck	Sleep disorders
MerLion	Anti-infectives
Metabasis	Hepatitis C virus
MethylGene	Antibacterials
Neurogen	Pain
NicOx	Nitric oxide
Sunesis	Alzheimer's disease
Symyx	High throughput screening
University of Dundee	Kinase consortium
University of Edinburgh	Neuroscience

(1) The pipeline chart reflects the Company's research pipeline as of March 1, 2004.

(2) Preclinical areas shown are those where the Company has initiated Good Laboratory Practices (GLP) studies in compounds with mechanisms distinct from those in Phase I and II.

(3) Candidates shown in Phase I and II include the most advanced compound with a specific mechanism in a given therapeutic area. Back-up compounds, regardless of their phase of development, additional indications in the same therapeutic areas and additional line extensions or formulations for in-line products are not shown.

(4) Candidates shown in Phase III include specific products.

(5) There are competing claims to intellectual property in the HPV field, but the Company is confident that the claims will not delay the Company's program.

(6) The Company plans to enter Phase III trials with this investigational compound in second quarter 2004.

Financial Section

Contents

Financial Review

Description of Merck's Business

Merck is a global research-driven pharmaceutical products company that discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. Merck sells its products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions. The Company's professional representatives communicate the effectiveness, safety and value of our products to health care professionals in private practice, group practices and managed care organizations.

On August 19, 2003, Merck completed the spin-off of Medco Health Solutions, Inc. (Medco Health). Following the spin-off, the Company's prior period Consolidated Statements of Income and Cash Flows and related discussions have been restated to present the results of Medco Health separately as discontinued operations. As a result of the spin-off, product sales now reflect sales to Medco Health as third-party sales based upon the net selling price from Merck to Medco Health. Prior year amounts have been restated to conform to the current year presentation.

Overview

Merck remains committed to its strategy of discovering and developing novel medicines and vaccines and is confident in its ability to drive long-term shareholder value. In 2003, the Company withdrew two products from late-phase clinical trials. Despite these setbacks, Merck's research and development efforts are, and will continue to be, the foundation of the Company. Continuing to focus on developing and launching novel medicines and vaccines backed by proven outcomes at competitive prices, aggressively pursuing external alliances, lowering the Company's cost structure and maximizing in-line franchises will allow Merck to grow and succeed over the long term.

In 2003, the Company completed the successful spin-off of Medco Health and increased its ownership in Banyu Pharmaceutical Co., Ltd. (Banyu), one of Japan's top 10 pharmaceutical companies. These two actions make Merck a more focused pharmaceutical research company with a stronger position in Japan, the world's second-largest market.

In November 2003, the U.S. Food and Drug Administration (FDA) accepted the filing of a New Drug Application (NDA) by Merck/Schering-Plough Pharmaceuticals, a partnership between Merck and Schering-Plough Corporation (Schering-Plough), for *Vytorin*, which contains the active ingredients of both *Zetia* (ezetimibe) and *Zocor* (simvastatin). The investigational cholesterol-lowering medicine is being developed for the reduction of elevated cholesterol levels (hypercholesterolemia). In December 2003, Merck resubmitted an expanded NDA to the FDA for *Arcoxia*, its newest coxib for the treatment of osteoarthritis, rheumatoid arthritis, chronic low back pain, acute pain, dysmenorrhea, acute gouty arthritis and ankylosing spondylitis.

In addition to the 2003 submissions, Merck has novel vaccine candidates, a diabetes drug and a drug for sleep disorders in the late-stage pipeline. The Company's preclinical and Phase I and II programs span a significant number of therapeutic categories and include work in the areas of diabetes, obesity, Alzheimer's disease, respiratory disease, coronary heart disease, rheumatoid arthritis and vaccines. New technologies give Merck the potential to move compound candidates into later stages for development faster than before. Merck supplements its internal research with an aggressive licensing and external alliance strategy focused on the entire spectrum of collaborations from early research to late-stage compounds.

In 2003, the Company accelerated its efforts to fundamentally lower its cost structure through Company-wide initiatives. In October 2003, Merck announced the reduction of 4,400 positions, which is expected to be completed in 2004. In addition, in the fourth quarter of 2003, the Company implemented a new distribution program for U.S. wholesalers to moderate the fluctuations in sales caused by wholesaler investment buying and improve efficiencies in the distribution of Merck pharmaceutical products.

Each of Merck's major in-line franchises ranks either No. 1 or 2 in its class in worldwide sales. This success has been driven largely by Merck's focus on developing novel medicines and demonstrating their value through proven health outcomes. Merck's strong financial profile enables the Company to fully fund research and development, aggressively focus on external alliances, support in-line products and maximize upcoming launches while providing significant cash returns to shareholders.

Earnings per common share assuming dilution from continuing operations for 2003 were $2.92, including the impact of the implementation of the new distribution program for U.S. wholesalers and restructuring costs related to position eliminations. Continuing operations excluded only the results from Medco Health. The Company anticipates full-year 2004 earnings per common share assuming dilution, including the effect of restructuring costs, of $3.11 to $3.17.

Competition and the Health Care Environment

The markets in which the Company conducts its business are highly competitive and often highly regulated. Global efforts toward health care cost containment continue to exert pressure on product pricing and access.

In the United States, the government made significant progress in expanding health care access by adding prescription drug coverage to Medicare beginning in 2006 and implementing a voluntary drug discount card for Medicare beneficiaries effective in June 2004. Implementation of the new benefit will support the Company's goal of improving access to medicines by expanding insurance coverage, while preserving market-based incentives for pharmaceutical innovation. At the same time, the benefit is designed to assure that prescription drug costs will be controlled by competitive pressures and by encouraging the appropriate use of medicines. The Company has taken a leadership role in contributing to the success of the new Medicare-endorsed discount cards by providing its medicines free for low-income Medicare beneficiaries who exhaust their $600 transitional assistance allowance in Medicare-endorsed drug discount cards. This action is consistent with the Company's long-standing Patient Assistance Program, which provides free medicines to patients in the United States who lack drug coverage and cannot afford their medicines.

In addressing cost containment outside of Medicare, the Company has made a continuing effort to demonstrate that its medicines can help save costs in overall patient health care. In addition, pricing flexibility across the Company's product portfolio has encouraged growing use of its medicines and mitigated the effects of increasing cost pressures.

Outside the United States, in difficult environments encumbered by government cost containment actions, the Company has worked in partnership with payers on allocating scarce resources to optimize health care outcomes, limiting the potentially detrimental effects of government policies on sales growth and supporting the discovery and development of innovative products to benefit patients. The Company also is working with governments in many emerging markets in Latin America and Asia to encourage them to increase their investments in health and thereby improve their citizens' access to medicines. Countries within the European Union (EU), recognizing the economic importance of the research-based pharmaceutical industry and the value of innovative medicines to society, are working with industry representatives and the European Commission on proposals to complete the "Single Market" in pharmaceuticals and improve the competitive climate through a variety of means including market deregulation.

The Company is committed to improving access to medicines and enhancing the quality of life for people around the world. Merck's African Comprehensive HIV/AIDS Partnerships (ACHAP) in Botswana, in collaboration with the government of Botswana and the Bill & Melinda Gates Foundation, is striving to develop a comprehensive and sustainable approach to HIV prevention, care and treatment. To further catalyze access to HIV medicines in developing countries, in October 2002 the Company began to introduce a new 600 mg tablet formulation of its anti-retroviral medicine *Stocrin* at a price of less than one dollar per day in the least developed countries and those hardest hit by the HIV/AIDS epidemic. By the end of 2003, more than 120,000 patients in 62 developing countries were being treated with anti-retroviral regimens containing either *Crixivan* or *Stocrin*. Through these and other actions, Merck is working with partners in the public and private sectors alike to focus on the real barriers to access to medicines in the developing world: the need for sustainable financing, increased international assistance and additional investments in education, training and health infrastructure and capacity in developing countries.

There has been an increasing amount of focus on privacy issues in countries around the world, including the United States and the EU. In the United States, federal and state governments have pursued legislative and regulatory initiatives regarding patient privacy, including recently issued federal privacy regulations concerning health information, which have affected the Company's operations.

Although no one can predict the outcome of these and other legislative, regulatory and advocacy initiatives, the Company is well-positioned to respond to the evolving health care environment and market forces.

The Company anticipates that the worldwide trend toward cost containment will continue, resulting in ongoing pressures on health care budgets. As the Company continues to successfully launch new products, contribute to health care debates and monitor reforms, its new products, policies and strategies will enable it to maintain a strong position in the changing economic environment.

Operating Results

Sales

Worldwide sales for 2003 increased 5% in total over 2002, reflecting a 4% favorable effect from foreign exchange and a 1% favorable effect from price changes. The overall increase reflects strong growth of *Singulair* for asthma and seasonal allergic rhinitis, *Fosamax* for osteoporosis, and *Cozaar/Hyzaar* for high blood pressure. Also contributing to the increase were sales of *Vioxx* and *Arcoxia* for arthritis and pain, *Cancidas* for infections, *Cosopt* for glaucoma, *Proscar* for benign prostate enlargement, and *Maxalt* for migraines. Revenues from the Company's relationship with AstraZeneca LP (AZLP) also added to the overall growth.

Domestic sales increased by 1%, while foreign sales grew 11%. Sales in the United States were unfavorably impacted by the implementation of a new distribution program for U.S. wholesalers as described below, and foreign sales were negatively affected by the loss of basic patent protection for *Zocor*, for modifying cholesterol, in Canada and certain countries in Europe, including the United Kingdom and Germany. Foreign sales represented 41% of total sales in 2003.

Historically, in anticipation of possible price increases, certain U.S. wholesalers placed some noncancellable orders at prices that remained in effect until Merck shipped the product. In the fourth quarter of 2003, the Company implemented a new distribution program for U.S. wholesalers to moderate the fluctuations in sales caused by wholesaler investment buying and improve efficiencies in the distribution of Merck pharmaceutical products. The new program has lowered previous limits on average monthly purchases of Merck pharmaceutical products by U.S. customers. Overall, implementation of the new U.S. wholesaler distribution program had an estimated $700 to $750 million unfavorable impact on consolidated revenues with an estimated $500 million unfavorable effect on *Zocor* sales.

Worldwide sales for 2002 increased 1% in total and 2% on a volume basis from 2001. Foreign exchange had less than a one-half point unfavorable effect on sales growth and price changes had essentially no effect on growth. Foreign sales represented 39% of total sales in 2002.

Sales[1] by category of the Company's products were as follows:

($ in millions)	2003	2002	2001
Atherosclerosis	**$ 5,077.9**	$ 5,552.1	$ 5,433.3
Hypertension/heart failure	**3,421.6**	3,477.8	3,584.3
Anti-inflammatory/analgesics	**2,677.3**	2,587.2	2,391.1
Osteoporosis	**2,676.6**	2,243.1	1,629.7
Respiratory	**2,009.4**	1,489.8	1,260.3
Vaccines/biologicals	**1,056.1**	1,028.3	1,022.5
Anti-bacterial/anti-fungal	**1,028.5**	821.0	750.4
Ophthalmologicals	**675.1**	621.5	644.5
Urology	**605.5**	547.3	545.4
Human immunodeficiency virus (HIV)	**290.6**	294.3	380.8
Other	**2,967.3**	2,783.4	3,556.7
	$22,485.9	$21,445.8	$21,199.0

[1] *Presented net of rebates and discounts.*

The Company's products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are atherosclerosis products, of which *Zocor* is the largest-selling; hypertension/heart failure products, the most significant of which are *Cozaar*, *Hyzaar*, and *Vasotec*; anti-inflammatory/analgesics, which include *Vioxx* and *Arcoxia*, agents that specifically inhibit the COX-2 enzyme, which is responsible for pain and inflammation (coxibs); an osteoporosis product, *Fosamax*, for treatment and prevention of osteoporosis; a respiratory product, *Singulair*, a leukotriene receptor antagonist for treatment of asthma and for relief of symptoms of seasonal allergic rhinitis; vaccines/biologicals, of which *M-M-R* II, a pediatric vaccine for measles, mumps and rubella, *Varivax*, a live virus vaccine for the prevention of chickenpox, and *Recombivax HB* (hepatitis B vaccine recombinant) are the largest-selling; anti-bacterial/anti-fungal products, which includes *Primaxin* as well as newer products *Cancidas* and *Invanz*; ophthalmologicals, of which *Cosopt* and *Trusopt* are the largest-selling; a urology product, *Proscar*, for treatment of symptomatic benign prostate enlargement; and HIV products, which include *Crixivan* and *Stocrin* for the treatment of human immunodeficiency viral infection in adults.

Other primarily includes sales of other human pharmaceuticals, pharmaceutical and animal health supply sales to the Company's joint ventures and revenue from the Company's relationship with AZLP, primarily relating to sales of *Nexium* and *Prilosec*. Revenue from AZLP was $1.9 billion, $1.5 billion and $1.9 billion in 2003, 2002 and 2001, respectively.

Zocor, Merck's statin for modifying cholesterol, achieved worldwide sales of $5.0 billion in 2003, a decline of 8% from 2002. The implementation of the new U.S. wholesaler distribution program in 2003 unfavorably impacted *Zocor* sales by approximately $500 million for the year. In 2003, sales of *Zocor* were also affected by increased competition in the statin market and the loss of basic patent protection in Canada and certain countries in Europe, including the United Kingdom and Germany. The patent expirations had an unfavorable impact on the sales comparison to 2002 of 8%. U.S. mail-order-adjusted prescription levels for *Zocor* increased by approximately 2% in 2003.

In April, the FDA approved a new indication for *Zocor* based on the results of the landmark Heart Protection Study (HPS), which demonstrated that, along with diet, *Zocor* 40 mg is the first and only cholesterol-lowering medication proven to save lives by reducing the risk of heart attack and stroke in people with heart disease or diabetes, regardless of cholesterol level. Results of a subgroup analysis of the HPS published in the June issue of *The Lancet* showed that treatment with *Zocor* 40 mg lowered the incidence of heart attacks and stroke for people with diabetes, regardless of cholesterol or glucose levels. Merck continues to communicate the results of the landmark HPS to physicians and consumers.

In May, a new contract took effect whereby *Zocor* was selected as the sole high-potency HMG agent (statin) for the U.S. Department of Veteran Affairs and the Department of Defense. High potency is defined in the contract as lowering LDL-C by at least 38%.

In 2006, *Zocor* will lose its market exclusivity in the United States and the Company expects a decline in U.S. sales.

Fosamax, the most prescribed medicine worldwide for the treatment of postmenopausal, male and glucocorticoid-induced osteoporosis, continued its strong growth in 2003 with sales of $2.7 billion, an increase of 19% over 2002. U.S. mail-order-adjusted prescription levels for *Fosamax* increased by approximately 9% in 2003.

Fosamax Once Weekly has been launched in more than 80 markets worldwide and potential for continued growth in the osteoporosis market remains strong: fewer than 25% of women with osteoporosis in seven major markets have been diagnosed and treated.

In April, an international study was published in *The Archives of Internal Medicine* showing that women who stopped hormone replacement therapy (HRT) experienced significant bone loss during the year following discontinuation. The study also showed that *Fosamax* prevented this bone loss in many women and helped increase bone density of the spine and maintained bone density at the hip in postmenopausal women who stopped HRT.

In June, in a published study versus Actonel (administered in an approved once-daily dosing regimen in Europe, where the study was conducted), *Fosamax* 70 mg Once Weekly provided significantly greater increases in bone mineral density at the spine and hip and similar tolerability.

In September, results from two head-to-head studies were presented at the annual meeting of the American Society for Bone and Mineral Research. These studies, the Efficacy of *Fosamax* vs. Evista Comparison Trial (EFFECT), demonstrated the superiority of *Fosamax* versus Evista (raloxifene) for the treatment of postmenopausal osteoporosis, with *Fosamax* 70 mg Once Weekly providing significantly greater increases in bone mineral density at the spine and hip than raloxifene 60 mg once daily.

Global sales for *Cozaar*, and its companion agent, *Hyzaar* (a combination of *Cozaar* and the diuretic hydrochlorothiazide), for the treatment of hypertension were strong in 2003, reaching $2.5 billion, a 14% increase over 2002. U.S. mail-order-adjusted prescription levels for *Cozaar* and *Hyzaar* increased by approximately 8% in 2003.

Cozaar and *Hyzaar* compete in the fastest-growing class in the antihypertensive market. *Cozaar* is the second-most-frequently prescribed angiotensin II antagonist (AIIA) in the United States and the largest-selling AIIA in Europe.

In March 2003, the FDA approved *Cozaar* as the first and only AIIA indicated to reduce the risk of stroke in patients with hypertension and left ventricular hypertrophy (LVH). The new indication is based on the landmark Losartan Intervention for Endpoint Reduction in Hypertension (LIFE) study. The LIFE study demonstrated that treatment with a regimen based on *Cozaar* reduced the risk of stroke by 25% in patients with hypertension and LVH versus treatment with a regimen based on the beta blocker atenolol. In the study, black patients with hypertension and LVH had a lower risk of stroke on atenolol than on *Cozaar*.

In 2003, two separate sets of hypertension guidelines were issued: the Seventh Report of the Joint National Committee on Prevention, Detection and Treatment of High Blood Pressure in the United States in May and the European Society of Hypertension–European Society of Cardiology Guidelines in Europe in June. Both support the use of AIIAs for the treatment of certain groups of patients, based in part on the landmark LIFE and Reduction of Endpoints in Non-Insulin Dependent Diabetes Mellitus with the Angiotensin II Antagonist Losartan (RENAAL) studies with *Cozaar*.

In the RENAAL study of patients with hypertension, Type II diabetes and nephropathy, *Cozaar* significantly delayed the doubling of serum creatinine (a marker of kidney disease) and significantly delayed progression to end-stage renal disease (ESRD), a condition requiring dialysis or renal transplantation for survival, but had no effect on overall mortality. *Cozaar* is the only medicine that has demonstrated a significant reduction in the risk of ESRD in patients with Type II diabetes, nephropathy and hypertension.

Thirty-two countries have granted new regulatory licenses to *Cozaar* based on the LIFE study, and 45 countries have done so based on RENAAL.

In 2001, Merck and E.I. du Pont de Nemours and Company (DuPont) began sharing equally the operating profits from *Cozaar* and *Hyzaar* in North America, under terms of the license agreement established between the parties in 1989. Financial terms outside of North America were not changed.

Worldwide sales of *Vioxx*, Merck's first once-a-day coxib, grew 2% over 2002, achieving $2.5 billion in sales in 2003. Although U.S. mail-order-adjusted prescription levels for *Vioxx* decreased by approximately 8% in 2003, *Vioxx* remains the most widely available coxib on managed care formularies in the United States. *Vioxx* is the only coxib in the United States that offers 24-hour pain relief in a once-daily tablet for all indications, with more than 91 million prescriptions written in the United States since its introduction in 1999. Outside the United States, *Vioxx* is the best-selling arthritis and pain medicine.

Data presented at the 55th Annual Scientific Meeting of the American Academy of Neurology in April profiled research results for *Vioxx* in the treatment of acute migraine headaches. *Vioxx* 25 mg once daily and 50 mg once daily relieved acute migraine pain within two hours and reduced certain symptoms associated with migraine headaches of moderate to severe intensity. *Vioxx* was well-tolerated compared to placebo in the 557-patient study.

Supplemental NDAs are under review with the FDA for additional indications for acute migraine and juvenile rheumatoid arthritis. If approved, these uses are expected to enhance the efficacy profile of *Vioxx*.

Arcoxia, Merck's newest coxib, continues to be launched in countries outside the United States. As of December 31, *Arcoxia* had been launched in 38 countries in Europe, Latin America and Asia, with worldwide sales reaching $70 million for the year.

In December, the Company submitted an NDA for *Arcoxia* to the FDA seeking indications for the treatment of osteoarthritis, rheumatoid arthritis, chronic low back pain, acute pain, dysmenorrhea, acute gouty arthritis and ankylosing spondylitis, a painful condition of the spine. The FDA will determine whether to accept Merck's application as submitted.

In June, new studies presented at the annual congress of the European League Against Rheumatism showed that *Arcoxia* provided sustained pain relief in patients with osteoarthritis and rheumatoid arthritis. Treatment effects were maintained for the duration of each study—more than three years in the osteoarthritis study and one year in the rheumatoid arthritis studies.

Results from an investigational study of *Arcoxia* in patients with chronic low back pain were published in the August issue of *The Journal of Pain*. The study showed that *Arcoxia* 60 mg and 90 mg once daily provided significant improvement in the relief of symptoms and disability associated with chronic low back pain compared to placebo. Improvement was observed one week after initiating therapy. Maximum relief was observed at four weeks, and relief was maintained throughout the three-month study.

In November, the European Union's Committee for Proprietary Medicinal Products concluded its comprehensive review of the COX-2 selective inhibitor class, which includes *Vioxx* and *Arcoxia*, and confirmed that the medicines have a positive balance of benefits and risks.

Singulair, Merck's once-a-day oral medication indicated for the treatment of chronic asthma and the relief of symptoms of seasonal allergic rhinitis (hay fever), continued its strong performance in 2003. *Singulair* is the second-most-prescribed product in the overall respiratory market in the United States. Total 2003 sales of *Singulair* were $2.0 billion, an increase of 35% over 2002. U.S. mail-order-adjusted prescription levels for *Singulair* increased by approximately 32% in 2003.

During the first quarter, Merck launched a new indication for *Singulair* for the relief of symptoms of seasonal allergic rhinitis in adults and children as young as 2 years of age. *Singulair* represents a novel way to treat seasonal allergies because it blocks leukotrienes instead of histamine and may offer relief to many of the more than 50 million people in the United States who suffer from some form of allergic rhinitis. Twenty-eight countries outside the United States have also approved the new indication.

In September, Merck announced that it had made *Singulair* available in the United States for the prevention and treatment of chronic asthma in children ages 12 months to 5 years with a new, convenient once-a-day oral granules formulation. The new formulation represents the first non-steroidal once-daily oral asthma controller medication approved for children as young as 12 months. The oral granules formulation of *Singulair* can also be used for relief of symptoms of seasonal allergies in children ages 2 to 5 years. Asthma is the most common chronic childhood illness, affecting more than 6 million children in the United States alone, with an increasing prevalence in children under 5 years.

Also in September, Merck presented the results of a new study, PREvention of Virally Induced Asthma (PREVIA), at the 13th Annual Congress of the European Respiratory Society. PREVIA showed that young children whose asthma was triggered by colds experienced significantly fewer asthma attacks when treated with *Singulair*, compared to placebo. Viruses that cause the common cold and respiratory infections account for up to 85% of childhood asthma attacks.

In March 2003, the FDA approved *Emend*, the first member in a new class of medicines to help prevent the acute and delayed nausea and vomiting associated with highly emetogenic cancer chemotherapy. Presentations at the 39th Annual Meeting of the American Society of Clinical Oncology demonstrated that treatment with a regimen containing *Emend* reduced the impact of chemotherapy-induced nausea and vomiting on patients' daily functioning.

Sales growth in 2003 also benefited from *Cancidas*, which is the first in a new class of anti-fungals, called echinocandins or glucan synthesis inhibitors, introduced in more than a decade. *Cancidas* is used to treat certain life-threatening fungal infections that are becoming more prevalent as the number of people with compromised immune systems increases. This medicine is indicated for the treatment of candidemia (bloodstream infection) and the following Candida infections: intra-abdominal abscesses, peritonitis (infections within the lining of the abdominal cavity) and pleural space infections (infections within the lining of the lung). It is also indicated for esophageal candidiasis, and in invasive aspergillosis in patients who do not respond to or cannot tolerate other anti-fungal therapies, such as amphotericin B, lipid formulations of amphotericin B and/or itraconazole.

Other products experiencing growth in 2003 included the antibiotic *Primaxin*, *Proscar* for the treatment of symptomatic benign prostate enlargement, *Maxalt* for the treatment of acute migraine headaches in adults, *Cosopt* to treat glaucoma, *Propecia* for male pattern hair loss, and *Invanz* for the treatment of selected moderate to severe infection in adults. *Crixivan*, though still contributing to 2003 sales, declined in unit volume as a result of therapeutic competition. Also contributing to Merck's total sales in 2003 was revenue resulting from the Company's relationship with AZLP, primarily relating to sales of *Nexium*.

Global sales of *Zetia*, the cholesterol absorption inhibitor developed and marketed by Merck/Schering-Plough Pharmaceuticals, reached $469 million for 2003. More than 5.7 million prescriptions have been written in the United States since the U.S. launch of *Zetia* in mid-November 2002, according to IMS Health. *Zetia* currently accounts for more than 5% of new prescriptions in the U.S. cholesterol-modifying market. *Zetia* is reimbursed for nearly 90% of all patients in managed care plans in the United States. The Company records its interest in the Merck/Schering-Plough partnerships in Equity income from affiliates.

Zetia is the first in a new class to come to market in the cholesterol management category since statins were introduced 15 years ago. It works to lower cholesterol in a unique way by inhibiting cholesterol absorption in the intestine. *Zetia* is often combined with statins, which work by inhibiting cholesterol synthesis in the liver.

In 2003, following the successful completion of the European Union Mutual Recognition Procedure, *Ezetrol* (the brand name for *Zetia* outside of the United States) had been launched in five European countries—Germany, the United Kingdom, Switzerland, Sweden and the Netherlands.

In September, Merck/Schering-Plough Pharmaceuticals submitted an NDA to the FDA for *Vytorin*, which contains the active ingredients of both *Zetia* (ezetimibe) and *Zocor* (simvastatin). If approved, the product would be the first single medication to target the body's two sources of cholesterol through dual inhibition–inhibiting both cholesterol production in the liver and absorption in the intestine. In November, the filing was accepted by the FDA for standard review. Similar applications have been filed in other countries outside the United States.

Costs, Expenses and Other

($ in millions)	2003	Change	2002	Change	2001
Materials and production	**$ 4,315.3**	+10%	$ 3,907.1	+ 8%	$ 3,624.8
Marketing and administrative	**6,394.9**	+13%	5,652.2	- 1%	5,700.6
Research and development	**3,178.1**	+19%	2,677.2	+ 9%	2,456.4
Acquired research	**101.8**	*	—	—	—
Equity income from affiliates	**(474.2)**	-26%	(644.7)	- 6%	(685.9)
Other (income) expense, net	**(81.6)**	*	202.3	+31%	155.0
	$13,434.3	+14%	$11,794.1	+ 5%	$11,250.9

* 100% or greater.

Materials and Production

In 2003, materials and production costs increased 10% compared to a 5% sales growth rate. Excluding the effects of exchange and inflation, these costs increased 7%, compared to sales volume at the same level as 2002. The increase in these costs relative to sales volume reflects the effect of changes in product mix as well as a change in the mix of domestic and foreign sales, attributable in part to the implementation of the new distribution program for U.S. wholesalers. In 2002, materials and production costs increased 8%, compared to a 1% sales growth rate primarily attributable to the effect of changes in product mix. Excluding the effects of exchange and inflation, these costs increased 10%, eight points higher than the unit sales volume growth in 2002. Gross margin was 80.8% in 2003 compared to 81.8% in 2002 and 82.9% in 2001.

Marketing and Administrative

In 2003, marketing and administrative expenses increased 13%. Excluding the effects of exchange and inflation, these costs increased 5% primarily attributable to the impact of $195 million for restructuring costs related to position eliminations. In 2003, the Company accelerated its efforts to fundamentally lower its cost structure through Company-wide initiatives. In October 2003, the Company announced the reduction of 4,400 positions, which is expected to be completed in 2004. Approximately 3,200 positions had been eliminated as of December 31, 2003. Additional restructuring costs are expected to be incurred in 2004. When complete, the cost reductions are expected to generate annual savings of payroll and benefits costs of $250 to $300 million starting in 2005. The Company continues to seek opportunities to improve its business processes and reduce its cost structure. In 2002, marketing and administrative expenses decreased 1% in total and 4% on a volume basis. Marketing and administrative expenses as a percentage of sales were 28% in 2003, 26% in 2002 and 27% in 2001.

Research and Development

Research and development expenses increased 19% in 2003. Excluding the effects of exchange and inflation, these expenses increased 13%. Research and development expense growth reflects the Company's ongoing commitment to both basic and clinical research, as well as new research collaborations.

Merck's late-stage pipeline candidates include novel vaccines for human papillomavirus (HPV), the pain associated with shingles, and *RotaTeq*, a vaccine for rotavirus – a highly contagious virus that is the most common cause of severe gastroenteritis in infants and young children. Merck expects to file Product License Applications (PLAs) with the FDA for these three novel vaccine candidates in the second half of 2005. There are competing claims to intellectual property in the HPV field, but the Company is confident that the claims will not delay the Company's program. The Company expects to submit a PLA to the FDA for its *ProQuad* vaccine, a pediatric combination vaccine for measles, mumps, rubella and chickenpox, in the second half of 2004.

The Company is also studying a DP-IV inhibitor, a glucose-lowering mechanism, used alone and in combination for the treatment of Type II diabetes. Merck plans to enter Phase III clinical trials with this investigational compound in the second quarter of 2004 and expects to submit an NDA to the FDA in 2006.

Merck's early-stage pipeline includes candidates in each of the following areas: diabetes, obesity, Alzheimer's disease, respiratory disease, coronary heart disease, rheumatoid arthritis and vaccines.

The Company supplements its internal research with an aggressive licensing and external alliance strategy focused on the entire spectrum of collaborations from early research to late-stage compounds, as well as new technologies. In 2003, Merck completed 47 significant transactions, including research collaborations, preclinical and clinical compounds, and technology transactions, compared to 10 in 1999. Transactions completed in 2003 include agreements with the following companies: GenPath, for cancer; Amrad, for respiratory disease; Neurogen, for pain; and Actelion, for cardiovascular disease.

On February 10, 2004, the Company announced that it had entered into an agreement with H. Lundbeck A/S (Lundbeck) to develop and commercialize in the United States gaboxadol, a compound licensed to Lundbeck by a third party that is currently in Phase III development for the treatment of sleep disorders. Under the terms of the agreement, Lundbeck will receive an initial payment of $70.0 million and up to $200.0 million in additional milestone payments. The Company and Lundbeck will jointly complete the ongoing Phase III clinical program, with the Company funding the majority of the remaining development activities. The Company anticipates that it will file an NDA with the FDA between late 2006 and mid-2007. Following FDA approval, the companies plan to co-promote gaboxadol in the United States. Lundbeck will receive a share of gaboxadol sales in the United States.

On February 23, 2004, the Company announced that it had agreed to acquire Aton Pharma, Inc. (Aton), a privately held biotechnology company focusing on the development of novel treatments for cancer and other serious diseases. Consideration for the acquisition will consist of upfront and contingent payments based upon the regulatory filing, and approval and sales of products. Aton's clinical pipeline of histone deacetylase inhibitors represents a class of anti-tumor agents with potential for efficacy based on a novel mechanism of action. Aton's lead product candidate, known as suberoylanilide hydroxamic acid, has been extensively studied in Phase I clinical trials and is currently in Phase II clinical trials for the treatment of cutaneous T-cell lymphoma. The Company expects to complete the acquisition of Aton in the first quarter of 2004.

The chart below reflects the Company's research pipeline as of March 1, 2004. Candidates shown in Phase III include specific products. Candidates shown in Phase I and II include the most advanced compound with a specific mechanism in a given therapeutic area. Back-up compounds, regardless of their phase of development, additional indications in the same therapeutic areas and additional line extensions or formulations for in-line products are not shown. Preclinical areas shown are those where the Company has initiated Good Laboratory Practices (GLP) studies in compounds with mechanisms distinct from those in Phase I and II. The Company's programs are generally designed to focus on the development of novel medicines to address large, unmet medical needs.

Research Pipeline

Preclinical	
Diabetes	
Atherosclerosis	
Parkinson's disease	
Pain	
Anxiety	
Osteoporosis	
Cancer	
Rheumatoid arthritis	
Glaucoma	
Antibacterial	
Vaccines	
Phase I	
Diabetes	c-3347
Obesity	c-2624, c-5093
Atherosclerosis	c-8834
Alzheimer's disease	c-7617, c-9138
Multiple Sclerosis	c-6448
Pain	c-1246
Psychiatric disease	c-9054
Respiratory disease	c-3193
Rheumatoid arthritis	c-4462, c-5997
AIDS	c-2507
Vaccines	HIV vaccine
Phase II	
Obesity	c-2735
Alzheimer's disease	c-9136
Urinary incontinence	c-3048
Respiratory disease	c-3885
Post-operative nausea and vomiting	c-9280
Vaccines	Pediatric combination
Phase III	
Pediatric combination vaccine	*ProQuad*
Rotavirus vaccine	*RotaTeq*
Shingles	Zoster vaccine
Human papillomavirus	HPV vaccine
Diabetes	MK-0431 (2Q04)
Sleep disorders	MK-0928 (Gaboxadol)
2003 Submissions	
Cardiovascular	*Vytorin* (Ezetimibe/Simvastatin) (submitted 3Q03)
Arthritis/Analgesia	*Arcoxia* (submitted 4Q03)

In February 2003, Merck announced that it had discontinued Phase II clinical trials for its lead GABA-A $\alpha2/\alpha3$ agonist compound for the treatment of generalized anxiety. The Company is continuing its research in the field of anxiety through the ongoing study of GABA agonist molecules. The timing for the development of these other molecules is not certain.

In April, Merck announced that it was discontinuing development of its lead Phosphodiesterase-4 (PDE-4) inhibitor compound from Phase II clinical trials for the treatment of asthma and chronic obstructive pulmonary disease (COPD). The Company is continuing its research in the field of asthma and COPD through the ongoing study of other PDE-4 inhibitor molecules. The timing for the development of these other molecules is not certain.

In August, Merck announced it had put the Phase I clinical trials for its lead HIV integrase inhibitor compound on hold. The Company is also continuing its research in the field of integrase inhibitors through the ongoing study of other integrase inhibitors. The timing for the development of these other molecules is not certain.

In November, the Company announced that it was discontinuing its Phase III clinical development program for its substance P antagonist investigational product, MK-0869, for the treatment of depression. The Phase III clinical program was halted because the compound failed to demonstrate efficacy for the treatment of depression. Merck remains committed to its neuroscience programs.

Also in November, the Company announced that it was discontinuing its Phase III clinical development program for its investigational product, MK-0767, for the treatment of diabetes. Merck was developing MK-0767 in collaboration with Kyorin Pharmaceutical Co., Ltd. The clinical program was halted because recent findings in Merck's long-term safety assessment program identified a rare form of malignant tumors in mice. The clinical relevance of these findings in humans is unknown. Merck is continuing its commitment to diabetes research and is currently studying a DP-IV inhibitor for diabetes. The Company plans to enter Phase III with this investigational compound in the second quarter of 2004.

Research and development expenses increased 9% in 2002. Excluding the effects of exchange and inflation, these expenses increased 6%.

Research and development in the pharmaceutical industry is inherently a long-term process. The following data show an unbroken trend of year-to-year increases in the Company's research and development spending. For the period 1994 to 2003, the compounded annual growth rate in research and development was 10%.

Research and Development Expenditures
$ in millions


$3,200
2,400
1,600
800
0
94 95 96 97 98 99 00 01 02 03

Acquired Research
In 2003, the Company increased its ownership in Banyu from 51% to 99.4%, strengthening Merck's position in Japan, the world's second-largest pharmaceutical market. In connection with the Banyu shares acquisitions, the Company recorded charges of $101.8 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed.

Equity Income from Affiliates
Equity income from affiliates reflects the performance of the Company's joint ventures and partnership returns from AZLP. In 2003, the decrease in equity income from affiliates reflects lower partnership returns from AZLP, primarily resulting from the impact of generic competition for *Prilosec*. In 2002, the decrease in equity income from affiliates was primarily attributable to the impact of the Company's share of marketing and launch expenses for *Zetia* and ongoing research and development expenses associated with the Merck/Schering-Plough partnerships.

Other Income (Expense), Net
The increase in other income, net, in 2003 primarily reflects an $84.0 million gain on the sale of *Aggrastat* product rights in the United States, lower minority interest expense resulting from the Banyu shares acquisitions, and realized gains on the Company's investment portfolios relating to the favorable interest rate environment. In 2002, the increase in other expense, net, was primarily attributable to losses on investments partially offset by lower minority interest expense.

Earnings

($ in millions except per share amounts)	2003	Change	2002	Change	2001
Income from continuing operations	**$6,589.6**	**-3%**	$6,794.8	-4%	$7,053.2
As a % of sales	**29.3%**		31.7%		33.3%
Net income	**6,830.9**		7,149.5		7,281.8
As a % of average total assets	**14.9%**		15.5%		17.3%
Earnings per common share assuming dilution from continuing operations	**$2.92**	**-2%**	$2.98	-2%	$3.04

The Company's effective income tax rate was 27.2% in 2003, 29.6% in 2002, and 29.1% in 2001. The lower tax rate in 2003 resulted from a change in mix of domestic and foreign income, which includes the impact in the fourth quarter of 2003 of both the restructuring costs and the new wholesaler distribution program.

Income from continuing operations declined 3% in 2003 compared to a 4% decline in 2002. Income from continuing operations as a percentage of sales was 29.3% in 2003 compared to 31.7% in 2002 and 33.3% in 2001. The decline in the ratios from 2001 is driven by the effect of changes in product mix and increased spending in research and development. The reduction in 2003 also reflects the impact of the new wholesaler distribution program, restructuring costs and the charge for acquired research. Net income as a percentage of average total assets was 14.9% in 2003, 15.5% in 2002 and 17.3% in 2001.

Earnings per common share assuming dilution from continuing operations declined 2% in 2003 and 2002. The lower relative declines of earnings per common share assuming dilution from continuing operations compared to income from continuing operations are a result of treasury stock purchases.

Distribution of 2003 Sales and Equity Income


Operating expenses
42%
Materials and production cost
19%
Dividends
14%
Retained earnings
14%
Taxes and net interest
11%

Selected Joint Venture and Affiliate Information

To expand its research base and realize synergies from combining capabilities, opportunities and assets, the Company has formed a number of joint ventures. (See Note 4 to the financial statements for further information.)

In 1982, the Company entered into an agreement with Astra AB (Astra) to develop and market Astra products in the United States. In 1994, the Company and Astra formed an equally owned joint venture that developed and marketed most of Astra's new prescription medicines in the United States including *Prilosec*, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

In 1998, the Company and Astra restructured the joint venture whereby the Company acquired Astra's interest in the joint venture, renamed KBI Inc. (KBI), and contributed KBI's operating assets to a new U.S. limited partnership named Astra Pharmaceuticals, L.P. (the Partnership), in which the Company maintains a limited partner interest. The Partnership, renamed AstraZeneca LP (AZLP), became the exclusive distributor of the products for which KBI retained rights.

Merck earns ongoing revenue based on sales of current and future KBI products and such revenue was $1.9 billion, $1.5 billion and $1.9 billion in 2003, 2002 and 2001, respectively, primarily relating to sales of *Nexium* and *Prilosec*. In addition, Merck earns certain Partnership returns, which are recorded in Equity income from affiliates. Such returns include a priority return provided for in the Partnership Agreement, variable returns based, in part, upon sales of certain former Astra USA, Inc. products, and a preferential return representing Merck's share of undistributed AZLP GAAP earnings. These returns aggregated $391.5 million, $640.2 million and $642.8 million in 2003, 2002 and 2001, respectively. The decrease in 2003 is attributable to a reduction in the preferential return, primarily resulting from the impact of generic competition for *Prilosec*.

In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned joint venture was expanded into Europe in 1993, and into Canada in 1996. Sales of joint venture products were as follows:

($ in millions)	**2003**	2002	2001
Gastrointestinal products	**$299.6**	$299.0	$293.5
Other products	**146.2**	114.0	101.5
	$445.8	$413.0	$395.0

In 1994, Merck and Pasteur Mérieux Connaught (now Aventis Pasteur) established a 50% owned joint venture to market vaccines in Europe and to collaborate in the development of combination vaccines for distribution in Europe. Sales of joint venture products were as follows:

($ in millions)	**2003**	2002	2001
Hepatitis vaccines	**$ 73.6**	$ 69.4	$ 88.0
Viral vaccines	**51.5**	34.6	40.5
Other vaccines	**543.9**	442.4	371.1
	$669.0	$546.4	$499.6

In 1997, Merck and Rhône-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial Limited (Merial), a fully integrated animal health company, which is a stand-alone joint venture, equally owned by each party. Merial provides a comprehensive range of pharmaceuticals and vaccines to enhance the health, well-being and performance of a wide range of animal species. Sales of joint venture products were as follows:

($ in millions)	**2003**	2002	2001
Fipronil products	**$ 577.2**	$ 486.2	$ 409.7
Avermectin products	**476.7**	462.1	495.0
Other products	**789.0**	714.5	690.4
	$1,842.9	$1,662.8	$1,595.1

In 2000, the Company and Schering-Plough Corporation (Schering-Plough) entered into agreements to create separate equally-owned partnerships to develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. In 2001, the cholesterol-management partnership agreements were expanded to include all the countries of the world, excluding Japan. In October 2002, ezetimibe, the first in a new class of cholesterol-lowering agents, was approved in the United States as *Zetia* and in Germany as *Ezetrol*. *Zetia* was launched in the United States in November 2002. In 2003, following the successful completion of the European Union Mutual Recognition Procedure, *Ezetrol* had been launched in five European countries–Germany, the United Kingdom, Switzerland, Sweden and the Netherlands. Sales totaled $469.4 million in 2003 and $25.3 million in 2002. In September 2003, Merck/Schering-Plough Pharmaceuticals submitted an NDA to the FDA for *Vytorin*, which contains the active ingredients of both *Zetia* and *Zocor*. In November 2003, the filing was accepted by the FDA for standard review. Similar applications have been filed in other countries outside the United States.

Capital Expenditures

Capital expenditures were $1.9 billion in 2003 and $2.1 billion in 2002. Expenditures in the United States were $1.3 billion in 2003 and $1.6 billion in 2002. Expenditures during 2003 included $788.3 million for production facilities, $763.8 million for research and development facilities, $41.8 million for environmental projects, and $322.0 million for administrative, safety and general site projects. Capital expenditures approved but not yet spent at December 31, 2003 were $1.3 billion. Capital expenditures for 2004 are estimated to be $1.9 billion.

Depreciation was $1.1 billion in 2003 and 2002, of which $790.0 million and $726.6 million, respectively, applied to locations in the United States.

Capital Expenditures
$ in millions


$2,500
1,875
1,250
625
0
97 98 99 00 01 02 03

Analysis of Liquidity and Capital Resources

Merck's strong financial profile enables the Company to fully fund research and development, aggressively focus on external alliances, support in-line products and maximize upcoming launches while providing significant cash returns to shareholders. In 2003, cash provided by operating activities of $8.4 billion was the Company's primary source of funds to finance capital expenditures, the acquisitions of Banyu shares, treasury stock purchases and dividends paid to stockholders. At December 31, 2003, the total of worldwide cash and investments was $12.1 billion, including $4.2 billion of cash, cash equivalents and short-term investments, and $7.9 billion of long-term investments.

Selected Data

($ in millions)	**2003**	2002	2001
Working capital	**$1,957.6**	$2,011.2	$1,417.4
Total debt to total liabilities and equity	**16.7%**	18.0%	20.1%
Cash provided by operations to total debt	**1.2:1**	1.0:1	0.9:1

Working capital levels are more than adequate to meet the operating requirements of the Company. The ratios of total debt to total liabilities and equity and cash provided by operations to total debt reflect the strength of the Company's operating cash flows and the ability of the Company to cover its contractual obligations.

The Company's contractual obligations as of December 31, 2003 are as follows:

Payments Due by Period

($ in millions)	Total	2004	2005-2006	2007-2008	Thereafter
Loans payable and current portion of long-term debt	$1,700.0	$1,700.0	$ —	$ —	$ —
Long-term debt	5,096.0	—	1,594.3	1,398.3	2,103.4
Operating leases	435.6	132.9	176.7	72.4	53.6
	$7,231.6	$1,832.9	$1,771.0	$1,470.7	$2,157.0

Loans payable and current portion of long-term debt includes $500.0 million of notes with a final maturity in 2011, which, on an annual basis, will either be repurchased from the holders at the option of the remarketing agent and remarketed, or redeemed by the Company. Loans payable and current portion of long-term debt also reflects $296.0 million of long-dated notes that are subject to repayment at the option of the holders on an annual basis. Required funding obligations for 2004 relating to the Company's pension and other postretirement benefit plans are not expected to be material.

In 2001, the Company's $1.5 billion shelf registration statement filed with the Securities and Exchange Commission for the issuance of debt securities became effective. In February 2004, the Company issued $350.0 million of 2.5% three-year notes and $25.0 million of variable rate notes under the shelf. In February 2004, the Company also entered into an interest rate swap contract that effectively converts the 2.5% fixed rate notes to floating rate instruments. The remaining capacity under the Company's shelf registration statement is approximately $850.0 million.

The Company's strong financial position, as evidenced by its triple-A credit ratings from Moody's and Standard & Poor's on outstanding debt issues, provides a high degree of flexibility in obtaining funds on competitive terms. The ability to finance ongoing operations primarily from internally generated funds is desirable because of the high risks inherent in research and development required to develop and market innovative new products and the highly competitive nature of the pharmaceutical industry. The Company does not participate in any off-balance sheet arrangements involving unconsolidated subsidiaries that provide financing or potentially expose the Company to unrecorded financial obligations.

In July 2002, the Board of Directors approved purchases over time of up to $10.0 billion of Merck shares. From 2001 to 2003, the Company purchased $7.5 billion of treasury shares under previously authorized completed programs, and $482.0 million under the 2002 program. Total treasury stock purchased in 2003 was $2.0 billion. For the period 1994 to 2003, the Company has purchased 528.4 million shares at a total cost of $26.1 billion.

While the U.S. dollar is the functional currency of the Company's foreign subsidiaries, a significant portion of the Company's revenues are denominated in foreign currencies. Merck relies on sustained cash flows generated from foreign sources to support its long-term commitment to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired.

The Company has established revenue hedging and balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. To achieve this objective, the Company will partially hedge anticipated third-party sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction, such that it is probable the hedged transaction will occur. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. The hedged anticipated sales are a specified component of a portfolio of similarly denominated foreign currency-based sales transactions, each of which responds to the hedged risk in the same manner. Merck manages its anticipated transaction exposure principally with purchased local currency put options, which provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the U.S. dollar strengthens relative to the currency of the hedged anticipated sales, total changes in the options' cash flows fully offset the decline in the expected future U.S. dollar cash flows of the hedged foreign currency sales. Conversely, if the U.S. dollar weakens, the options' value reduces to zero, but the Company benefits from the increase in the value of the anticipated foreign currency cash flows. While a weaker U.S. dollar would result in a net benefit, the market value of the Company's hedges would have declined by $16.3 million and $18.4 million, respectively, from a uniform 10% weakening of the U.S. dollar at December 31, 2003 and 2002. The market value was determined using a foreign exchange option pricing model and holding all factors except exchange rates constant. Because Merck uses purchased local currency put options, a uniform weakening of the U.S. dollar will yield the largest overall potential loss in the market value of these options. The sensitivity measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck's major foreign currency exposures relative to the U.S. dollar. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

The primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. Merck principally utilizes forward exchange contracts, which enable the Company to buy and sell foreign currencies in the future at fixed exchange rates and economically offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Merck routinely enters into contracts to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro and Japanese yen. For exposures in developing country currencies, the

Company will enter into forward contracts on a more limited basis and only when it is deemed economical to do so based on a cost-benefit analysis that considers the magnitude of the exposure and the volatility of the exchange rate. The Company will also minimize the effect of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. The Company also uses forward contracts to hedge the changes in fair value of certain foreign currency denominated available-for-sale securities attributable to fluctuations in foreign currency exchange rates. A sensitivity analysis to changes in the value of the U.S. dollar on foreign currency denominated derivatives, investments and monetary assets and liabilities indicated that if the U.S. dollar uniformly strengthened by 10% against all currency exposures of the Company at December 31, 2003 and 2002, Income from continuing operations before taxes would have declined by $5.6 million and $10.9 million, respectively. Because Merck is in a net long position relative to its major foreign currencies after consideration of forward contracts, a uniform strengthening of the U.S. dollar will yield the largest overall potential net loss in earnings due to exchange. This measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck's major foreign currency exposures relative to the U.S. dollar. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

In addition to the revenue hedging and balance sheet risk management programs, the Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and, in general, does not leverage any of its investment activities that would put principal capital at risk. At December 31, 2003, the Company was a party to three $500.0 million notional amount pay-floating, receive-fixed interest rate swap contracts designated as hedges of the fair value changes in $500.0 million each of ten-year, five-year and three-year fixed rate notes attributable to changes in the benchmark LIBOR swap rate. The swaps effectively convert the fixed-rate obligations to floating-rate instruments. The Company is also a party to a seven-year combined interest rate and currency swap contract entered into in 1997, which converts a variable rate foreign currency denominated investment to a variable rate U.S. dollar investment. The swap contract hedges the changes in the fair value of the investment attributable to fluctuations in exchange rates while allowing the Company to receive variable rate returns. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

The Company's investment portfolio includes cash equivalents and short-term investments, the market values of which are not significantly impacted by changes in interest rates. The market value of the Company's medium- to long-term fixed-rate investments is modestly impacted by changes in U.S. interest rates. Changes in medium- to long-term U.S. interest rates would have a more significant impact on the market value of the Company's fixed-rate borrowings, which generally have longer maturities. A sensitivity analysis to measure potential changes in the market value of the Company's investments, debt and related swap contracts from a change in interest rates indicated that a one percentage point increase in interest rates at December 31, 2003 and 2002 would have positively impacted the net aggregate market value of these instruments by $92.9 million and $109.9 million, respectively. A one percentage point decrease at December 31, 2003 and 2002 would have negatively impacted the net aggregate market value by $138.3 million and $162.7 million, respectively. The fair value of the Company's debt was determined using pricing models reflecting one percentage point shifts in the appropriate yield curves. The fair value of the Company's investments was determined using a combination of pricing and duration models. Whereas duration is a linear approximation that works well for modest changes in yields and generates a symmetrical result, pricing models reflecting the convexity of the price/yield relationship provide greater precision and reflect the asymmetry of price movements for interest rate changes in opposite directions. The impact of convexity is more pronounced in longer-term maturities and low interest-rate environments.

Critical Accounting Policies and Other Matters

The consolidated financial statements include certain amounts that are based on management's best estimates and judgments. Estimates are used in determining such items as provisions for rebates, discounts and returns, and income taxes, depreciable and amortizable lives, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, environmental liabilities and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Application of the following accounting policies result in accounting estimates having the potential for the most significant impact on the financial statements.

Revenue Recognition

Revenues from sales of products are recognized when title and risk of loss passes to the customer. Revenues are recorded net of provisions for rebates, discounts and returns, which are established at the time of sale. Accruals for rebates and discounts cover discounts that result from sales to a customer through an intermediary wholesale purchaser as well as rebates owed based upon contractual agreements or legal requirements with benefit providers, including Medicaid, after the final dispensing of the product by a pharmacy to a benefit plan participant. The accruals are estimated at the time of sale based on available information regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events, and reflecting the prevailing contractual discount rate. Amounts accrued for rebates and discounts may be adjusted when trends or significant events indicate that adjustment is appropriate. Accruals are also adjusted to reflect actual amounts paid or credited upon the validation of claims data. Such adjustments have not been material to results of operations.

Pensions and Other Postretirement Benefit Plans

Net pension and other postretirement benefit cost totaled $499.2 million in 2003 and $157.0 million in 2002. Pension and other postretirement benefit plan information for financial reporting purposes is calculated using actuarial assumptions including a discount rate for plan benefit obligations and an expected rate of return on plan assets.

The Company reassesses its benefit plan assumptions on a regular basis. For both the pension and other postretirement benefit plans, the discount rate is evaluated annually and modified to reflect the prevailing market rate at December 31 of a portfolio of high-quality (AA and above) fixed-income debt instruments that would provide the future cash flows needed to pay the benefits included in the benefit obligation as they come due. At December 31, 2003, the Company changed its discount rate to 6.25% from 6.5% for its U.S. pension and other postretirement benefit plans.

The expected rate of return for both the pension and other postretirement benefit plans represents the average rate of return to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns of historical market data as well as actual returns on the Company's plan assets and applies adjustments that reflect more recent capital market experience. Using this reference information, the Company develops forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for a targeted portfolio allocated across these investment categories. The expected portfolio performance reflects the contribution of active management as appropriate. As a result of this analysis, for 2004, the Company's expected rate of return of 8.75% remained unchanged from 2003 for its U.S. pension and other postretirement benefit plans.

The targeted investment portfolio of the Company's U.S. pension and other postretirement benefit plans is allocated 45% to 60% in U.S. equities, 20% to 30% in international equities, 13% to 18% in fixed-income investments, 2% to 6% in real estate, and up to 8% in cash and other investments. The portfolio's equity weighting is consistent with the long-term nature of the plans' benefit obligation. The expected annual standard deviation of returns of the targeted portfolio, which approximates 13%, reflects both the equity allocation and the diversification benefits among the asset classes in which the portfolio invests.

Actuarial assumptions are based upon management's best estimates and judgment. A reasonably possible change of plus (minus) 25 basis points in the discount rate assumption, with other assumptions held constant, would have an estimated $33.1 million favorable (unfavorable) impact on net pension and postretirement benefit cost. A reasonably possible change of plus (minus) 25 basis points in the expected rate of return assumption, with other assumptions held constant, would have an estimated $9.7 million favorable (unfavorable) impact on net pension and postretirement benefit cost. The Company does not expect to have a minimum pension funding requirement under the Internal Revenue Code during 2004. The preceding hypothetical changes in the discount rate and expected rate of return assumptions would not impact the Company's funding requirements.

Unrecognized net loss amounts reflect experience differentials primarily relating to differences between expected and actual returns on plan assets as well as the effects of changes in actuarial assumptions. Expected returns are based on a calculated market-related value of assets. Under this methodology, asset gains/losses resulting from actual returns that differ from the Company's expected returns are recognized in the market-related value of assets ratably over a five-year period. Total unrecognized net loss amounts in excess of certain thresholds are amortized into net pension and other postretirement benefit cost over the average remaining service life of employees. Amortization of total unrecognized net losses for the Company's U.S. plans at December 31, 2003 is expected to increase net pension and other postretirement benefit cost by approximately $125.0 million annually from 2004 through 2008.

Contingencies and Environmental Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, including product liability, intellectual property and commercial litigation, as well as additional matters such as antitrust actions. (See Note 9 to the financial statements for further information.) The Company continually evaluates its risks and assesses its insurance needs relative to market costs to obtain insurance, purchasing coverage as appropriate to provide protection against losses. The Company records accruals for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. For product liability claims, a portion of the overall accrual is actuarially determined and considers such factors as past experience, number of claims reported and estimates of claims incurred but not yet reported. Individually significant contingent losses are accrued when probable and reasonably estimable.

While it is not feasible to predict the outcome of these legal proceedings, in the opinion of the Company, all such proceedings are either adequately covered by insurance or, if not so covered, should not ultimately result in any liability that would have a material adverse effect on the financial position, liquidity or results of operations of the Company. In addition, from time to time, federal or state regulators seek information about practices in the pharmaceutical industry. While it is not feasible to predict the outcome of any requests for information, the Company does not expect such inquiries to have a material adverse effect on the financial position, liquidity or results of operations of the Company.

The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. When a legitimate claim for contribution is asserted, a liability is initially accrued based upon the estimated transaction costs to manage the site. Accruals are adjusted as feasibility studies and related cost assessments of remedial techniques are completed, and as the extent to which other potentially responsible parties (PRPs) who may be jointly and severally liable can be expected to contribute is determined.

The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites and takes an active role in identifying and providing for these costs. A worldwide survey was initially performed to assess all sites for potential contamination resulting from past industrial activities. Where assessment indicated that physical investigation was warranted, such investigation was performed, providing a better evaluation of the need for remedial action. Where such need was identified, remedial action was then initiated. Estimates of the extent of contamination at each site were initially made at the pre-investigation stage and liabilities for the potential cost of remediation were accrued at that time. As more definitive information became available during the course of investigations and/or remedial efforts at each site, estimates were refined and accruals were adjusted accordingly. These estimates and related accruals continue to be refined annually.

The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. Expenditures for remediation and environmental liabilities were $31.3 million in 2003, and are estimated at $87.0 million for the years 2004 through 2008. In management's opinion, the liabilities for all environmental matters that are probable and reasonably estimable have been accrued and totaled $158.1 million and $189.7 million at December 31, 2003 and December 31, 2002, respectively. These liabilities are undiscounted, do not consider potential recoveries from insurers or other parties and will be paid out over the periods of remediation for the applicable sites, which are expected to occur primarily over the next 15 years. Although it is not possible to predict with certainty the outcome of these matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of the liabilities accrued should exceed $100.0 million in the aggregate. Management also does not believe that these expenditures should result in a material adverse effect on the Company's financial position, results of operations, liquidity or capital resources for any year.

Taxes on Income

The Company's effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. In the event that there is a significant unusual or one-time item recognized, or expected to be recognized, in the Company's operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions. The Company establishes reserves when, despite its belief that the tax return positions are fully supportable, certain positions are likely to be challenged and that it may not succeed. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit. The effective tax rate includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as related interest. This rate is then applied to the Company's quarterly operating results.

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements is different than that reported in the tax return. Some of these differences are permanent, such as expenses that are not deductible on the tax return, and some are timing differences, such as depreciation expense. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the tax return in future years for which the Company has already recorded the tax benefit in the financial statements. The Company establishes valuation allowances for its deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred or expense for which the Company has already taken a deduction on the tax return, but has not yet recognized as expense in the financial statements. At December 31, 2003, foreign earnings of $18.0 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 requires a variable interest entity (VIE) to be consolidated when a company is subject to the majority of the risk of loss from the VIE's activities or is entitled to receive the majority of the entity's residual returns, or both. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R) which partially delayed the effective date of the interpretation to March 31, 2004 and added additional scope exceptions. Adoption of FIN 46R is not expected to have a material impact on the Company's financial position or results of operations.

Cautionary Factors That May Affect Future Results

This annual report and other written reports and oral statements made from time to time by the Company may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as "expects," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company's growth strategy, financial results, product approvals and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any). In Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2003, which will be filed in March 2004, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Prior to the filing of the Form 10-K for the year ended December 31, 2003, reference should be made to Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2002. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

Cash Dividends Paid per Common Share

	Year	4th Q	3rd Q	2nd Q	1st Q
2003	**$1.45**	**$.37**	**$.36**	**$.36**	**$.36**
2002	$1.41	$.36	$.35	$.35	$.35

Common Stock Market Prices

2003	4th Q	3rd Q	2nd Q	1st Q
High	**$51.95**	**$62.69**	**$63.50**	**$60.24**
Low	**40.57**	**49.48**	**54.10**	**49.90**
2002				
High	$60.48	$54.00	$58.85	$64.50
Low	43.35	38.50	47.60	56.71

The principal market for trading of the common stock is the New York Stock Exchange (NYSE) under the symbol MRK. The common stock market price information above is based on historical NYSE market prices and has not been adjusted to reflect the spin-off of Medco Health, in which holders of Merck common stock at the close of business on August 12, 2003 received .1206 shares of Medco Health common stock for every one share of Merck common stock held on that date. On August 20, 2003, Merck common stock began to trade on a post-distribution basis.

Condensed Interim Financial Data

($ in millions except per share amounts)	4th Q[1]	3rd Q	2nd Q	1st Q
2003				
Sales	**$5,627.1**	**$5,762.0**	**$5,525.4**	**$5,571.4**
Materials and production costs	**1,228.3**	**1,051.7**	**988.5**	**1,046.8**
Marketing and administrative expenses	**1,794.1**	**1,463.6**	**1,589.9**	**1,547.2**
Research and development expenses	**894.9**	**776.5**	**786.4**	**720.3**
Acquired research	**11.4**	**—**	**—**	**90.4**
Equity income from affiliates	**(6.0)**	**(183.4)**	**(187.4)**	**(97.3)**
Other (income) expense, net	**(56.5)**	**48.8**	**(121.8)**	**47.8**
Income from continuing operations before taxes	**1,760.9**	**2,604.8**	**2,469.8**	**2,216.2**
Income from continuing operations	**1,395.2**	**1,865.0**	**1,784.5**	**1,545.0**
Income from discontinued operations, net of taxes	**—**	**(6.7)**	**82.5**	**165.4**
Net income	**1,395.2**	**1,858.3**	**1,867.0**	**1,710.4**
Basic earnings per common share				
Continuing operations	**$.63**	**$.83**	**$.80**	**$.69**
Discontinued operations	**—**	**—**	**.04**	**.07**
Net income	**.63**	**.83**	**.83[2]**	**.76**
Earnings per common share assuming dilution				
Continuing operations	**$.62**	**$.83**	**$.79**	**$.68**
Discontinued operations	**—**	**—**	**.04**	**.07**
Net income	**.62**	**.82[2]**	**.83**	**.76[2]**
2002				
Sales	$6,057.7	$5,426.1	$5,159.6	$4,802.4
Materials and production costs	1,127.7	973.2	942.1	864.1
Marketing and administrative expenses	1,538.4	1,407.6	1,362.9	1,343.3
Research and development expenses	838.8	676.9	631.2	530.3
Equity income from affiliates	(94.0)	(188.7)	(190.2)	(171.8)
Other (income) expense, net	70.3	46.8	61.8	23.4
Income from continuing operations before taxes	2,576.5	2,510.3	2,351.8	2,213.1
Income from continuing operations	1,813.8	1,767.3	1,655.7	1,558.0
Income from discontinued operations, net of taxes	76.0	116.7	95.0	67.0
Net income	1,889.8	1,884.0	1,750.7	1,625.0
Basic earnings per common share				
Continuing operations	$.81	$.79	$.73	$.69
Discontinued operations	.03	.05	.04	.03
Net income	.84	.84	.77	.72
Earnings per common share assuming dilution				
Continuing operations	$.80	$.78	$.73	$.68
Discontinued operations	.03	.05	.04	.03
Net income	.83	.83	.77	.71

[1] Amounts for 2003 include the impact of the implementation of a new distribution program for U.S. wholesalers and restructuring costs related to position eliminations.

[2] Amount does not add as a result of rounding.

Consolidated Statement of Income

Merck & Co., Inc. and Subsidiaries

Years Ended December 31

($ in millions except per share amounts)

	2003	2002	2001
Sales	**$22,485.9**	$21,445.8	$21,199.0
Costs, Expenses and Other			
Materials and production	**4,315.3**	3,907.1	3,624.8
Marketing and administrative	**6,394.9**	5,652.2	5,700.6
Research and development	**3,178.1**	2,677.2	2,456.4
Acquired research	**101.8**	—	—
Equity income from affiliates	**(474.2)**	(644.7)	(685.9)
Other (income) expense, net	**(81.6)**	202.3	155.0
	13,434.3	11,794.1	11,250.9
Income from Continuing Operations Before Taxes	**9,051.6**	9,651.7	9,948.1
Taxes on Income	**2,462.0**	2,856.9	2,894.9
Income from Continuing Operations	**6,589.6**	6,794.8	7,053.2
Income from Discontinued Operations, Net of Taxes	**241.3**	354.7	228.6
Net Income	**$ 6,830.9**	$ 7,149.5	$ 7,281.8
Basic Earnings per Common Share			
Continuing Operations	**$2.95**	$3.01	$3.08
Discontinued Operations	**.11**	.16	.10
Net Income	**$3.05***	$3.17	$3.18
Earnings per Common Share Assuming Dilution			
Continuing Operations	**$2.92**	$2.98	$3.04
Discontinued Operations	**.11**	.16	.10
Net Income	**$3.03**	$3.14	$3.14

* *Amount does not add as a result of rounding.*

Consolidated Statement of Retained Earnings

Merck & Co., Inc. and Subsidiaries

Years Ended December 31

($ in millions)

	2003	2002	2001
Balance, January 1	**$35,434.9**	$31,489.6	$27,363.9
Net Income	**6,830.9**	7,149.5	7,281.8
Common Stock Dividends Declared	**(3,264.7)**	(3,204.2)	(3,156.1)
Spin-off of Medco Health	**(4,859.1)**	—	—
Balance, December 31	**$34,142.0**	$35,434.9	$31,489.6

Consolidated Statement of Comprehensive Income

Merck & Co., Inc. and Subsidiaries

Years Ended December 31

($ in millions)

	2003	2002	2001
Net Income	**$ 6,830.9**	$ 7,149.5	$ 7,281.8
Other Comprehensive Income (Loss)			
Net unrealized (loss) gain on derivatives, net of tax and net income realization	**(21.3)**	(20.0)	7.3
Net unrealized (loss) gain on investments, net of tax and net income realization	**(46.3)**	73.1	11.1
Minimum pension liability, net of tax	**231.9**	(162.5)	(38.6)
	164.3	(109.4)	(20.2)
Comprehensive Income	**$ 6,995.2**	$ 7,040.1	$ 7,261.6

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

Merck & Co., Inc. and Subsidiaries

December 31

($ in millions)

	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 1,201.0	$ 2,243.0
Short-term investments	2,972.0	2,728.2
Accounts receivable	4,023.6	5,423.4
Inventories	2,554.7	2,964.3
Prepaid expenses and taxes	775.9	1,027.5
Total current assets	11,527.2	14,386.4
Investments	7,941.2	7,255.1
Property, Plant and Equipment (at cost)		
Land	356.7	336.9
Buildings	8,016.9	7,336.5
Machinery, equipment and office furnishings	11,018.2	10,883.6
Construction in progress	1,901.9	2,426.6
	21,293.7	20,983.6
Less allowance for depreciation	7,124.7	6,788.0
	14,169.0	14,195.6
Goodwill	1,085.4	4,127.0
Other Intangibles, Net	864.0	3,114.0
Other Assets	5,000.7	4,483.1
	$40,587.5	$47,561.2
Liabilities and Stockholders' Equity		
Current Liabilities		
Loans payable and current portion of long-term debt	$ 1,700.0	$ 3,669.8
Trade accounts payable	735.2	2,413.3
Accrued and other current liabilities	3,772.8	3,365.6
Income taxes payable	2,538.9	2,118.1
Dividends payable	822.7	808.4
Total current liabilities	9,569.6	12,375.2
Long-Term Debt	5,096.0	4,879.0
Deferred Income Taxes and Noncurrent Liabilities	6,430.3	7,178.2
Minority Interests	3,915.2	4,928.3
Stockholders' Equity		
Common stock, one cent par value		
Authorized–5,400,000,000 shares		
Issued–2,976,230,393 shares–2003		
–2,976,198,757 shares–2002	29.8	29.8
Other paid-in capital	6,956.6	6,943.7
Retained earnings	34,142.0	35,434.9
Accumulated other comprehensive income (loss)	65.5	(98.8)
	41,193.9	42,309.6
Less treasury stock, at cost		
754,466,884 shares–2003		
731,215,507 shares–2002	25,617.5	24,109.1
Total stockholders' equity	15,576.4	18,200.5
	$40,587.5	$47,561.2

The accompanying notes are an integral part of this consolidated financial statement.

Consolidated Statement of Cash Flows

Merck & Co., Inc. and Subsidiaries

Years Ended December 31

($ in millions)

	2003	2002	2001
Cash Flows from Operating Activities of Continuing Operations			
Net income	$ 6,830.9	$ 7,149.5	$ 7,281.8
Less: Income from discontinued operations, net of taxes	(241.3)	(354.7)	(228.6)
Income from continuing operations	6,589.6	6,794.8	7,053.2
Adjustments to reconcile income from continuing operations to net cash provided by operating activities of continuing operations:			
Acquired research	101.8	—	—
Depreciation and amortization	1,314.2	1,231.2	1,132.5
Deferred income taxes	131.7	387.5	455.8
Other	(199.9)	(116.9)	(352.0)
Net changes in assets and liabilities:			
Accounts receivable	320.9	130.2	45.1
Inventories	(435.3)	(41.5)	(384.9)
Trade accounts payable	(21.6)	325.4	(15.6)
Accrued and other current liabilities	505.4	97.0	84.9
Income taxes payable	494.1	459.9	540.7
Noncurrent liabilities	(255.3)	(359.9)	(475.9)
Other	(119.1)	(197.1)	259.5
Net Cash Provided by Operating Activities of Continuing Operations	8,426.5	8,710.6	8,343.3
Cash Flows from Investing Activities of Continuing Operations			
Capital expenditures	(1,915.9)	(2,128.1)	(2,401.8)
Purchase of securities, subsidiaries and other investments	(61,586.9)	(37,443.6)	(34,572.1)
Proceeds from sale of securities, subsidiaries and other investments	60,823.4	35,807.4	33,192.7
Acquisitions of Banyu shares	(1,527.8)	—	—
Other	(25.0)	(3.7)	(115.4)
Net Cash Used by Investing Activities of Continuing Operations	(4,232.2)	(3,768.0)	(3,896.6)
Cash Flows from Financing Activities of Continuing Operations			
Net change in short-term borrowings	(2,347.2)	(508.4)	259.8
Proceeds from issuance of debt	1,300.3	2,618.5	1,694.4
Payments on debt	(736.2)	(2,504.9)	(10.7)
Purchase of treasury stock	(2,034.1)	(2,091.3)	(3,890.8)
Dividends paid to stockholders	(3,250.4)	(3,191.6)	(3,145.0)
Proceeds from exercise of stock options	388.2	318.3	300.6
Other	(148.5)	(172.5)	(279.2)
Net Cash Used by Financing Activities of Continuing Operations	(6,827.9)	(5,531.9)	(5,070.9)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	155.7	113.2	(89.2)
Discontinued Operations			
Net cash provided by Medco Health	248.0	575.1	320.6
Dividend received from Medco Health, net of intercompany settlements and cash transferred	1,187.9	—	—
Net Cash Provided by Discontinued Operations	1,435.9	575.1	320.6
Net (Decrease) Increase in Cash and Cash Equivalents	(1,042.0)	99.0	(392.8)
Cash and Cash Equivalents at Beginning of Year	2,243.0	2,144.0	2,536.8
Cash and Cash Equivalents at End of Year	$ 1,201.0	$ 2,243.0	$ 2,144.0

The accompanying notes are an integral part of this consolidated financial statement.

Notes to Consolidated Financial Statements

Merck & Co., Inc. and Subsidiaries

($ in millions except per share amounts)

1. Nature of Operations

Merck is a global research-driven pharmaceutical products company that discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. The Company's products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders.

On August 19, 2003, Merck completed the spin-off of Medco Health Solutions, Inc. (Medco Health). Following the spin-off, the Company's prior period Consolidated Statements of Income and Cash Flows and related disclosures have been restated to present the results of Medco Health separately as discontinued operations. The December 31, 2002 Consolidated Balance Sheet and prior period Consolidated Statements of Retained Earnings and Comprehensive Income and related disclosures have not been restated. As a result of the spin-off, product sales now reflect sales to Medco Health as third-party sales based upon the net selling price from Merck to Medco Health.

2. Summary of Accounting Policies

Principles of Consolidation–The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights. For those consolidated subsidiaries where Merck ownership is less than 100%, the outside stockholders' interests are shown as Minority interests. Investments in affiliates over which the Company has significant influence but not a controlling interest, such as interests in entities owned equally by the Company and a third party that are under shared control, are carried on the equity basis.

Foreign Currency Translation–The U.S. dollar is the functional currency for the Company's foreign subsidiaries.

Cash and Cash Equivalents–Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

Inventories–Substantially all domestic pharmaceutical inventories are valued at the lower of last-in, first-out (LIFO) cost or market for both book and tax purposes. Foreign pharmaceutical inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories consist of currently marketed products and certain products awaiting regulatory approval. In evaluating the realizable value of inventory of products awaiting regulatory approval, the Company considers the probability that revenue will be obtained from the future sale of the related inventory together with the status of the product within the regulatory approval process.

Investments–Investments classified as available-for-sale are reported at fair value, with unrealized gains or losses, to the extent not hedged, reported net of tax and minority interests, in Accumulated other comprehensive income. Investments in debt securities classified as held-to-maturity, consistent with management's intent, are reported at cost. Impairment losses are charged to Other (income) expense, net, for other-than-temporary declines in fair value. The Company considers available evidence in evaluating potential impairment of its investments, including the duration and extent to which fair value is less than cost and the Company's ability and intent to hold the investment.

Revenue Recognition–Revenues from sales of products are recognized when title and risk of loss passes to the customer. Revenues are recorded net of provisions for rebates, discounts and returns, which are established at the time of sale.

Depreciation–Depreciation is provided over the estimated useful lives of the assets, principally using the straight-line method. For tax purposes, accelerated methods are used. The estimated useful lives primarily range from 10 to 50 years for Buildings, and from 3 to 15 years for Machinery, equipment and office furnishings.

Goodwill and Other Intangibles–Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses purchased. Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), which addresses the recognition and measurement of goodwill and other intangibles subsequent to a business combination. In accordance with FAS 142, goodwill associated with acquisitions subsequent to June 30, 2001 was not amortized. (See Note 3.) Effective January 1, 2002, goodwill existing at June 30, 2001 is not amortized, but rather, assigned to reporting units within the Company's segments and evaluated for impairment on at least an annual basis, using a fair value based test. Had amortization expense for goodwill not been recorded in 2001, reported income from continuing operations would have increased by $24.4 million ($.01 for both basic earnings per common share from continuing operations and earnings per common share assuming dilution from continuing operations), and reported net income would have increased by $132.5 million ($.06 for both basic earnings per common share and earnings per common share assuming dilution).

Other acquired intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. (See Note 7.) When events or circumstances warrant a review, the Company will assess recoverability from future operations of other intangibles using undiscounted cash flows derived from the lowest appropriate asset groupings, generally the subsidiary level. Impairments are recognized in operating results to the extent that carrying value exceeds fair value, which is determined based on the net present value of estimated future cash flows.

Stock-Based Compensation--Employee stock-based compensation is recognized using the intrinsic value method. Generally, employee stock options are granted to purchase shares of Company stock at the fair market value at the time of grant. Accordingly, no compensation expense is recognized for the Company's stock-based compensation plans other than for its employee performance-based awards and options granted to employees of certain equity method investees, the total of which is not significant.

The effect on net income and earnings per common share if the Company had applied the fair value method for recognizing employee stock-based compensation is as follows:

Years Ended December 31	2003	2002	2001
Net income, as reported	**$6,830.9**	$7,149.5	$7,281.8
Compensation expense, net of tax:			
Reported	**4.9**	1.2	(0.1)
Fair value method	**(559.4)**	(487.9)	(400.9)
Pro forma net income	**$6,276.4**	$6,662.8	$6,880.8
Earnings per common share from continuing operations:			
Assuming dilution–as reported	**$2.92**	$2.98	$3.04
Assuming dilution–pro forma	**$2.73**	$2.81	$2.90
Earnings per common share:			
Basic–as reported	**$3.05**	$3.17	$3.18
Basic–pro forma	**$2.81**	$2.95	$3.01
Assuming dilution–as reported	**$3.03**	$3.14	$3.14
Assuming dilution–pro forma	**$2.79**	$2.93	$2.96

In connection with the Medco Health spin-off, options granted to Medco Health employees prior to February 2002 and some options granted after February 2002 became fully vested in accordance with the original terms of the grants. As a result, pro forma compensation expense in 2003 reflects the accelerated vesting of these options. In addition, certain stock options granted to Medco Health employees in 2002 and 2003 were converted to Medco Health options with terms and amounts that maintained the option holders' positions. Therefore, pro forma compensation expense for these options is reflected only through the date of the spin-off.

The average fair value of employee and non-employee director options granted during 2003, 2002 and 2001 was $12.54, $17.53 and $25.42, respectively. This fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $50.07 in 2003, $61.16 in 2002 and $79.10 in 2001 and the following weighted average assumptions:

Years Ended December 31	2003	2002	2001
Dividend yield	**2.7%**	2.3%	1.7%
Risk-free interest rate	**2.9%**	4.3%	4.8%
Volatility	**31%**	31%	29%
Expected life (years)	**5.8**	5.7	6.7

Use of Estimates–The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP) and, accordingly, include certain amounts that are based on management's best estimates and judgments. Estimates are used in determining such items as provisions for rebates, discounts and returns, and income taxes, depreciable and amortizable lives, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, environmental liabilities and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

Reclassifications--Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3. Acquisitions, Discontinued Operations and Restructuring

In January 2003, the Company, through its wholly owned subsidiary, MSD (Japan) Co., Ltd., launched a tender offer to acquire the remaining 49% of the common shares of Banyu Pharmaceutical Co., Ltd. (Banyu) that it did not already own. In March 2003, the Company received tenders for 116.5 million shares, bringing its ownership to 95.2% of outstanding Banyu common shares, for a purchase price approximating $1.4 billion. In October 2003, the Company completed a second tender offer for all remaining shares in Banyu, bringing Merck's ownership to 99.4% of outstanding Banyu common shares. This offer was made for a purchase price approximating $142.7 million. The acquisitions allow the Company to further enhance its position in the Japanese market, which is the world's second-largest pharmaceutical market.

The Company's acquisitions of the Banyu shares were accounted for under the purchase method and, accordingly, 95.2% and 99.4% of Banyu's results of operations have been included in the Company's consolidated results of operations since March 12, 2003 and October 27, 2003, respectively. Pro forma information is not provided as the impact of the transactions does not have a material effect on the Company's consolidated results of operations. The aggregate purchase price was allocated based upon the fair values of the portion of assets and liabilities acquired. The allocation of the aggregate purchase price resulted in the reversal of $1.0 billion of minority interest liability and recognition of $332.0 million in other intangibles, $240.5 million in goodwill, $153.0 million in deferred income tax liabilities and $34.5 million in other net assets, principally property, plant and equipment. Other intangibles included $301.1 million of in-line product rights having a 10-year weighted average useful life and $30.9 million representing a 20-year life tradename. In connection with the transactions, the Company also recorded charges of $101.8 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed. Approximately $64.0 million of the total acquired research charge related to Merck products that Banyu is developing for sale in the Japanese market, the most significant of which is *Vioxx*. For any of these products, Merck can choose not to exclusively license the rights to Banyu and, in that event, generally would reimburse Banyu for its associated research and development expenditures. Accordingly, these products were valued using a cost approach, adjusted to reflect the probability of regulatory approval. The remaining portion of the acquired research charge represents Banyu-developed product candidates. The fair value of each product was determined based upon the present value of projected future cash flows utilizing an income approach reflecting the appropriate risk-adjusted discount rate based on the applicable product's stage of completion and its probability of technical and marketing success.

In July 2001, the Company completed its acquisition of Rosetta Inpharmatics, Inc. (Rosetta), a leading informational genomics company, in a tax-free reorganization. Rosetta has designed and developed several unique technologies to efficiently analyze gene data to predict how medical compounds will interact with different kinds of cells in the body, therefore allowing Merck scientists to more precisely select drug targets and potentially accelerate the development process. The acquisition was accounted for under the purchase method and, accordingly, Rosetta's results of operations have been included with the Company's since the acquisition date. Pro forma information is not provided as the transaction does not have a material impact on the Company's results of operations or financial position. In accordance with the May 2001 Agreement and Plan of Merger (the Agreement), each share of outstanding Rosetta stock was converted into .2352 shares of Merck stock, resulting in the issuance by the Company of approximately 7.7 million shares of common stock. The aggregate purchase price of the transaction approximated $633.7 million, including a $587.1 million common share value, $33.5 million representing employee stock options valued as of the Agreement date, and $13.1 million of estimated transaction fees. The allocation of the purchase price resulted in tangible assets of $188.5 million, consisting primarily of cash and short-term investments; other intangible assets of $44.1 million; liabilities assumed of $31.1 million, including deferred tax liabilities of $16.0 million associated with the other intangible assets; and goodwill totaling $432.2 million. Other intangibles, which have a weighted average useful life approximating five years in aggregate and by major class, include $27.3 million of patent rights and $16.7 million of contractual agreements. In accordance with FAS 142, the goodwill associated with the Rosetta acquisition is not amortized.

On August 19, 2003, Merck completed the spin-off of Medco Health. The spin-off was effected by way of a pro rata dividend to Merck stockholders. Holders of Merck common stock at the close of business on August 12, 2003, received a dividend of .1206 shares of Medco Health common stock for every one share of Merck common stock held on that date. No fractional shares of Medco Health common stock were issued. Shareholders entitled to a fractional share of Medco Health common stock in the distribution received the cash value instead. Based on a letter ruling Merck received from the U.S. Internal Revenue Service, receipt of Medco Health shares in the distribution was tax-free for U.S. federal income tax purposes, but any cash received in lieu of fractional shares was taxable.

Prior to the spin-off, Merck received a $2.0 billion dividend from Medco Health and Merck paid $564.7 million in settlement of the net intercompany payable to Medco Health. In addition, at the date of the spin-off, $247.4 million of cash and cash equivalents were included in the net assets of Medco Health that were spun off.

Summarized financial information for discontinued operations is as follows:

Years Ended December 31	2003*	2002	2001
Total net revenues	$20,328.7	$30,344.5	$26,516.7
Income before taxes	369.6	561.9	454.5
Taxes on income	128.3	207.2	225.9

* *Includes operations up through August 19, 2003.*

The following is a summary of the assets and liabilities of discontinued operations that were spun off:

	August 19, 2003
Assets	
Cash and cash equivalents	$ 247.4
Other current assets	2,728.4
Property, plant and equipment, net	816.3
Goodwill	3,310.2
Other intangibles, net	2,351.9
Other assets	138.4
	$9,592.6
Liabilities	
Current liabilities	$2,176.2
Long-term debt	1,362.3
Deferred income taxes	1,195.0
	$4,733.5
Net Assets Transferred	$4,859.1

In 2003, the Company accelerated its efforts to fundamentally lower its cost structure through Company-wide initiatives. In October 2003, the Company announced the reduction of 4,400 positions, which is expected to be completed in 2004. Approximately 3,200 positions had been eliminated as of December 31, 2003. The Company recorded restructuring costs of $194.6 million in Marketing and administrative expenses in 2003, of which $101.8 million related to employee severance benefits, $86.0 million related to curtailment, settlement and termination charges on the Company's pension and other postretirement benefit plans (see Note 13) and $6.8 million related to a modification in the terms of certain employees' stock option grants. Payments for employee severance benefits were $23.5 million in 2003, leaving a remaining accrued balance of $78.3 million as of December 31, 2003. Additional restructuring costs are expected to be incurred in 2004.

4. Joint Ventures and Other Equity Method Affiliates

In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by Astra Merck Inc. (AMI), in which Merck and Astra each owned a 50% share. This joint venture, formed in 1994, developed and marketed most of Astra's new prescription medicines in the United States including *Prilosec*, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

In 1998, Merck and Astra completed the restructuring of the ownership and operations of the joint venture whereby the Company acquired Astra's interest in AMI, renamed KBI Inc. (KBI), and contributed KBI's operating assets to a new U.S. limited partnership, Astra Pharmaceuticals L.P. (the Partnership), in exchange for a 1% limited partner interest. Astra contributed the net assets of its wholly owned subsidiary, Astra USA, Inc., to the Partnership in exchange for a 99% general partner interest. The Partnership, renamed AstraZeneca LP (AZLP) upon Astra's 1999 merger with Zeneca Group Plc (the AstraZeneca merger), became the exclusive distributor of the products for which KBI retained rights.

While maintaining a 1% limited partner interest in AZLP, Merck has consent and protective rights intended to preserve its business and economic interests, including restrictions on the power of the general partner to make certain distributions or dispositions. Furthermore, in limited events of default, additional rights will be granted to the Company, including powers to direct the actions of, or remove and replace, the Partnership's chief executive officer and chief financial officer. Merck earns ongoing revenue based on sales of current and future KBI products and such revenue was $1.9 billion, $1.5 billion and $1.9 billion in 2003, 2002 and 2001, respectively, primarily relating to sales of *Nexium* and *Prilosec*. In addition, Merck earns certain Partnership returns, which are recorded in Equity income from affiliates. Such returns include a priority return provided for in the Partnership Agreement, variable returns based, in part, upon sales of certain former Astra USA, Inc. products, and a preferential return representing Merck's share of undistributed AZLP GAAP earnings. These returns aggregated $391.5 million, $640.2 million and $642.8 million in 2003, 2002 and 2001, respectively. The decrease in 2003 is attributable to a reduction in the preferential return, primarily resulting from the impact of generic competition for *Prilosec*. The AstraZeneca merger triggers a partial redemption of Merck's limited partnership interest in 2008. Upon this redemption, AZLP will distribute to KBI an amount based primarily on a multiple of Merck's average annual variable returns derived from sales of the former Astra USA, Inc. products for the three years prior to the redemption (the Limited Partner Share of Agreed Value).

In conjunction with the 1998 restructuring, for a payment of $443.0 million, which was deferred, Astra purchased an option (the Asset Option) to buy Merck's interest in the KBI products, excluding the gastrointestinal medicines *Nexium* and *Prilosec*. The Asset Option is exercisable in 2010 at an exercise price equal to the net present value as of March 31, 2008 of projected future pretax revenue to be received by the Company from the KBI products (the Appraised Value). Merck also has the right to require Astra to purchase such interest in 2008 at the Appraised Value. In addition, the Company granted Astra an option to buy Merck's common stock interest in KBI at an exercise price based on the net present value of estimated future net sales of *Nexium* and *Prilosec*. This option is exercisable two years after Astra's purchase of Merck's interest in the KBI products.

The 1999 AstraZeneca merger constituted a Trigger Event under the KBI restructuring agreements. As a result of the merger, in exchange for Merck's relinquishment of rights to future Astra products with no existing or pending U.S. patents at the time of the merger, Astra paid $967.4 million (the Advance Payment), which is subject to a true-up calculation in 2008 that may require repayment of all or a portion of this amount. The True-Up Amount is directly dependent on the fair market value in 2008 of the Astra product rights retained by the Company. Accordingly, recognition of this contingent income has been deferred until the realizable amount, if any, is determinable, which is not anticipated prior to 2008.

Under the provisions of the KBI restructuring agreements, because a Trigger Event has occurred, the sum of the Limited Partner Share of Agreed Value, the Appraised Value and the True-Up Amount is guaranteed to be a minimum of $4.7 billion. Distribution of the Limited Partner Share of Agreed Value and payment of the True-Up Amount will occur in 2008. AstraZeneca's purchase of Merck's interest in the KBI products is contingent upon the exercise of either Merck's option in 2008 or AstraZeneca's option in 2010 and, therefore, payment of the Appraised Value may or may not occur.

In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $445.8 million for 2003, $413.0 million for 2002 and $395.0 million for 2001.

In 1994, Merck and Pasteur Mérieux Connaught (now Aventis Pasteur) established an equally-owned joint venture to market vaccines in Europe and to collaborate in the development of combination vaccines for distribution in Europe. Joint venture vaccine sales were $669.0 million for 2003, $546.4 million for 2002 and $499.6 million for 2001.

In 1997, Merck and Rhône-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial Limited (Merial), a fully integrated animal health company, which is a stand-alone joint venture, equally owned by each party. Merial provides a comprehensive range of pharmaceuticals and vaccines to enhance the health, well-being and performance of a wide range of animal species. Merial sales were $1.8 billion for 2003, $1.7 billion for 2002 and $1.6 billion for 2001.

In 2000, the Company and Schering-Plough Corporation (Schering-Plough) entered into agreements to create separate equally-owned partnerships to develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. In 2001, the cholesterol-management partnership agreements were expanded to include all the countries of the world, excluding Japan. In October 2002, ezetimibe, the first in a new class of cholesterol-lowering agents, was approved in the United States as *Zetia* and in Germany as *Ezetrol*. *Zetia* was launched in the United States in November 2002. In 2003, following the successful completion of the European Union Mutual Recognition Procedure, *Ezetrol* had been launched in five European countries–Germany, the United Kingdom, Switzerland, Sweden and the Netherlands. Sales totaled $469.4 million in 2003 and $25.3 million in 2002. In September 2003, Merck/Schering-Plough Pharmaceuticals submitted a New Drug Application to the U.S. Food and Drug Administration (FDA) for *Vytorin*, which contains the active ingredients of both *Zetia* and *Zocor*. In November 2003, the filing was accepted by the FDA for standard review. Similar applications have been filed in other countries outside the United States.

In January 2002, the Merck/Schering-Plough respiratory partnership reported on results of Phase III clinical trials of a fixed combination tablet containing *Singulair* and *Claritin*, Schering-Plough's nonsedating antihistamine, which did not demonstrate sufficient added benefits in the treatment of seasonal allergic rhinitis.

Investments in affiliates accounted for using the equity method, including the above joint ventures, totaled $2.2 billion at December 31, 2003 and 2002, respectively. These amounts are reported in Other assets. Dividends and distributions received from these affiliates were $553.4 million in 2003, $488.6 million in 2002 and $572.2 million in 2001.

5. Financial Instruments

Upon the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), on January 1, 2001, the Company recorded a favorable cumulative effect of accounting change of $45.5 million after tax in Other comprehensive income (loss), representing the mark to fair value of purchased local currency put options. (See Note 17.) The cumulative effect of accounting change recorded in Net income was not significant.

Foreign Currency Risk Management

While the U.S. dollar is the functional currency of the Company's foreign subsidiaries, a significant portion of the Company's revenues are denominated in foreign currencies. Merck relies on sustained cash flows generated from foreign sources to support its long-term commitment to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established revenue hedging and balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. To achieve this objective, the Company will partially hedge anticipated third-party sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction, such that it is probable that the hedged transaction will occur. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. The hedged anticipated sales are a specified component of a portfolio of similarly denominated foreign currency-based sales transactions, each of which responds to the hedged risk in the same manner. Merck manages its anticipated transaction exposure principally with purchased local currency put options, which provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the U.S. dollar strengthens relative to the currency of the hedged anticipated sales, total changes in the options' cash flows fully offset the decline in the expected future U.S. dollar cash flows of the hedged foreign currency sales. Conversely, if the U.S. dollar weakens, the options' value reduces to zero, but the Company benefits from the increase in the value of the anticipated foreign currency cash flows.

During the first four months of 2001, changes in the options' intrinsic value were deferred in Accumulated other comprehensive income (AOCI) until recognition of the hedged anticipated revenue. Amounts associated with option time value, which was excluded from the designated hedge relationship and marked to fair value through earnings, were not significant. Effective May 2001, as permitted by FAS 133 implementation guidance finalized in June 2001, the designated hedge relationship is based on total changes in the options' cash flows. Accordingly, the entire fair value change in the options is deferred in AOCI and reclassified into Sales when the hedged anticipated revenue is recognized. The hedge relationship is perfectly effective and therefore no hedge ineffectiveness is recorded. The fair values of purchased currency options are reported in Accounts receivable or Other assets.

The primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. Merck principally utilizes forward exchange contracts, which enable the Company to buy and sell foreign currencies in the future at fixed exchange rates and economically offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Merck routinely enters into contracts to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro and Japanese yen. For exposures in developing country currencies, the Company will enter into forward contracts on a more limited basis, and only when it is deemed economical to do so based on a cost-benefit analysis that considers the magnitude of the exposure and the volatility of the exchange rate. The Company will also minimize the effect of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level.

Foreign currency denominated monetary assets and liabilities are remeasured at spot rates in effect on the balance sheet date with the effects of changes in spot rates reported in Other (income) expense, net. The forward contracts are not designated as hedges and are marked to market through Other (income) expense, net. Accordingly, fair value changes in the forward contracts help mitigate the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not significant due to the short-term nature of the contracts, which typically have average maturities at inception of less than one year.

The Company also uses forward contracts to hedge the changes in fair value of certain foreign currency denominated available-for-sale securities attributable to fluctuations in foreign currency exchange rates. Changes in the fair value of the hedged securities due to fluctuations in spot rates are offset in Other (income) expense, net, by the fair value changes in the forward contracts attributable to spot rate fluctuations. Hedge ineffectiveness was not material during 2003 and 2002. Changes in the contracts' fair value due to spot-forward differences are excluded from the designated hedge relationship and recognized in Other (income) expense, net. These amounts were not significant for the years ended December 31, 2003 and 2002.

The fair values of forward exchange contracts are reported in the following four balance sheet line items: Accounts receivable (current portion of gain position), Other assets (non-current portion of gain position), Accrued and other current liabilities (current portion of loss position), or Deferred income taxes and noncurrent liabilities (non-current portion of loss position).

Interest Rate Risk Management

The Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and, in general, does not leverage any of its investment activities that would put principal capital at risk.

In 2003, the Company entered into a ten-year $500.0 million notional amount pay-floating, receive-fixed interest rate swap contract designated as a hedge of the fair value changes in $500.0 million of ten-year fixed rate notes attributable to changes in the benchmark London Interbank Offered Rate (LIBOR) swap rate. In 2001, the Company entered into similar five-year and three-year $500.0 million notional amount pay-floating, receive-fixed interest rate swap contracts designated as fair value hedges of $500.0 million each of five-year and three-year fixed rate notes. The swaps effectively convert the fixed-rate obligations to floating-rate instruments. The fair value changes in the notes are fully offset in interest expense by the fair value changes in the swap contracts.

The Company is also a party to a seven-year combined interest rate and currency swap contract entered into in 1997, which converts a variable rate foreign currency denominated investment to a variable rate U.S. dollar investment. The interest rate component of the swap is not designated as a hedge. The currency swap component is designated as a hedge of the changes in fair value of the investment attributable to exchange. Accordingly, changes in the fair value of the investment due to fluctuations in spot rates are offset in Other (income) expense, net, by fair value changes in the currency swap. Hedge ineffectiveness was not significant during 2003 and 2002.

The fair values of these contracts are reported in Accounts receivable, Other assets, Accrued and other current liabilities, or Deferred income taxes and noncurrent liabilities.

Fair Value of Financial Instruments

Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 2003 and 2002. Fair values were estimated based on market prices, where available, or dealer quotes.

	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Cash and cash equivalents	$1,201.0	$1,201.0	$2,243.0	$2,243.0
Short-term investments	2,972.0	2,972.0	2,728.2	2,728.2
Long-term investments	7,941.2	7,941.2	7,255.1	7,255.1
Purchased currency options	19.4	19.4	20.6	20.6
Forward exchange contracts and currency swap	7.5	7.5	48.2	48.2
Interest rate swaps	100.3	100.3	88.3	88.3
Liabilities				
Loans payable and current portion of long-term debt	$1,700.0	$1,714.1	$3,669.8	$3,675.6
Long-term debt	5,096.0	5,375.7	4,879.0	5,194.8
Forward exchange contracts and currency swap	153.6	153.6	67.1	67.1

A summary of the carrying values and fair values of the Company's investments at December 31 is as follows:

	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Available-for-sale				
Debt securities	$10,042.6	$10,042.6	$9,270.6	$9,270.6
Equity securities	837.5	837.5	601.0	601.0
Held-to-maturity securities	33.1	33.1	111.7	111.7

A summary at December 31 of those gross unrealized gains and losses on the Company's available-for-sale investments recorded, net of tax and minority interests, in AOCI is as follows:

	2003		2002	
	Gross Unrealized		Gross Unrealized	
	Gains	Losses	Gains	Losses
Debt securities	$ 71.9	$(19.3)	$196.7	$ (1.7)
Equity securities	108.9	(16.9)	8.9	(89.8)

Available-for-sale debt securities and held-to-maturity securities maturing within one year totaled $2.9 billion and $23.1 million, respectively, at December 31, 2003. Of the remaining debt securities, $6.7 billion mature within five years.

At December 31, 2002, $433.5 million of held-to-maturity securities that matured in 2003 set off $433.5 million of 5.0% non-transferable note obligations issued by the Company that also matured in 2003.

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. Three drug wholesalers represented, in aggregate, approximately one-fifth of the Company's accounts receivable at December 31, 2003. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

6. Inventories

Inventories at December 31 consisted of:

	2003	2002
Finished goods	$ 552.5	$1,262.3
Raw materials and work in process	2,309.8	2,073.8
Supplies	90.5	75.7
Total (approximates current cost)	2,952.8	3,411.8
Reduction to LIFO cost	—	—
	$2,952.8	$3,411.8
Recognized as:		
Inventories	$2,554.7	$2,964.3
Other assets	398.1	447.5

Inventories valued under the LIFO method comprised approximately 51% and 39% of inventories at December 31, 2003 and 2002, respectively. Amounts recognized as Other assets consist of inventories held in preparation for product launches not expected to be sold within one year.

The reduction in finished goods is primarily attributable to the spin-off of Medco Health in 2003.

7. Other Intangibles

Other intangibles at December 31 consisted of:

	2003	2002
Customer relationships–Medco Health	$ —	$3,172.2
Patents and product rights	1,656.3	1,355.2
Other	169.8	121.5
Total acquired cost	$1,826.1	$4,648.9
Customer relationships–Medco Health	$ —	$ 757.3
Patents and product rights	865.4	694.4
Other	96.7	83.2
Total accumulated amortization	$ 962.1	$1,534.9

Aggregate amortization expense, which is recorded in Materials and production expense and Other (income) expense, net, totaled $184.6 million in 2003, $163.7 million in 2002, and $158.4 million in 2001. The estimated aggregate amortization expense for each of the next five years is as follows: 2004, $191.4 million; 2005, $162.1 million; 2006, $141.2 million; 2007, $135.7 million; and 2008, $84.6 million.

8. Loans Payable, Long-Term Debt and Other Commitments

Loans payable at December 31, 2003 and 2002 consisted primarily of $549.7 million and $2.9 billion, respectively, of commercial paper borrowings and $500.0 million of notes with annual interest rate resets and a final maturity in 2011. On an annual basis, the notes will either be repurchased from the holders at the option of the remarketing agent and remarketed, or redeemed by the Company. At December 31, 2003 and 2002, loans payable also reflected $296.0 million and $220.4 million, respectively, of long-dated notes that are subject to repayment at the option of the holders on an annual basis. At December 31, 2003, loans payable also included a $300.0 million variable rate borrowing due in 2004. The weighted average interest rate for all of these borrowings was 2.5% and 2.0% at December 31, 2003 and 2002, respectively.

Long-term debt at December 31 consisted of:

	2003	2002
6.0% Astra note due 2008	$1,380.0	$1,380.0
5.3% notes due 2006	548.5	554.1
4.4% notes due 2013	526.9	—
4.1% notes due 2005	523.9	532.8
6.8% euronotes due 2005	499.8	499.7
6.4% debentures due 2028	499.1	499.1
6.0% debentures due 2028	496.6	496.4
6.3% debentures due 2026	247.4	247.3
Variable rate borrowing due 2004	—	300.0
Other	373.8	369.6
	$5,096.0	$4,879.0

At December 31, 2003 and 2002, the Company was a party to interest rate swap contracts which effectively convert the 5.3% and 4.1% and, at December 31, 2003, the 4.4% fixed rate notes to floating rate instruments. (See Note 5.)

Other at December 31, 2003 and 2002 consisted primarily of $332.6 million of borrowings at variable rates averaging 0.8% and 1.1%, respectively. At December 31, 2003 and 2002, $158.7 million and $106.0 million of these borrowings are subject to repayment at the option of the holders beginning in 2011 and 2010, respectively. In both years, Other also consisted of foreign borrowings at varying rates up to 7.5%.

The aggregate maturities of long-term debt for each of the next five years are as follows: 2004, $310.9 million; 2005, $1.0 billion; 2006, $561.6 million; 2007, $9.5 million; 2008, $1.4 billion.

Rental expense under the Company's operating leases, net of sublease income, was $226.1 million in 2003. The minimum aggregate rental commitments under noncancelable leases are as follows: 2004, $132.9 million; 2005, $108.0 million; 2006, $68.7 million; 2007, $44.1 million; 2008, $28.3 million and thereafter, $53.5 million. The Company has no significant capital leases.

9. Contingencies and Environmental Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, including product liability, intellectual property and commercial litigation, as well as additional matters such as antitrust actions. The Company continually evaluates its risks and assesses its insurance needs relative to market costs to obtain insurance, purchasing coverage as appropriate to provide protection against losses. The Company records accruals for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. For product liability claims, a portion of the overall accrual is actuarially determined and considers such factors as past experience, number of claims reported and estimates of claims incurred but not yet reported. Individually significant contingent losses are accrued when probable and reasonably estimable.

Beginning in 1993, the Company was named in a number of antitrust suits, certain of which were certified as class actions, instituted by most of the nation's retail pharmacies and consumers in several states, alleging antitrust violations. In 1994, these actions, except for those pending in state courts, were consolidated for pre-trial purposes in the federal court in Chicago, Illinois. In 1996, the Company and several other defendants settled the federal class action, which represented the single largest group of claims. Since that time, the Company has settled substantially all of the remaining cases on satisfactory terms. The Company has not engaged in any conspiracy and no admission of wrongdoing was made nor was included in any settlement agreements. While it is not feasible to predict the final outcome of the few remaining cases, in the opinion of the Company, these proceedings should not ultimately result in any liability which would have a material adverse effect on the Company's financial position, results of operations or liquidity.

As previously disclosed, the Company has been advised by the U.S. Department of Justice that it is investigating marketing and selling activities of the Company and other pharmaceutical manufacturers. In connection with the investigation, as previously disclosed, the government served a subpoena on the Company for the production of documents related to Company marketing and sales activities. The subpoena seeks substantially the same information as the government has previously sought. The Company will be working with the government to respond appropriately to this subpoena and other informational requests. The Company has also received a Civil Investigative Demand (CID) from the Attorney General of Texas. The CID seeks the production of documents and other information regarding the Company's marketing and selling activities relating to Texas. The Company is working with the Texas Attorney General's office to respond appropriately to the CID.

As previously disclosed, the Company was joined in ongoing litigation alleging manipulation by pharmaceutical manufacturers of Average Wholesale Prices (AWP), which are sometimes used in calculations that determine public and private sector reimbursement levels. In 2002, the Judicial Panel on Multi-District Litigation ordered the transfer and consolidation of all pending federal AWP cases to federal court in Boston, Massachusetts. Plaintiffs filed one consolidated class action complaint, which aggregated the claims previously filed in various federal district court actions and also expanded the number of manufacturers to include some which, like the Company, had not been defendants in any prior pending case. In May 2003, the court granted the Company's motion to dismiss the consolidated class action and dismissed the Company from the class action case. Subsequent to the Company's dismissal, the plaintiffs filed an amended consolidated class action complaint, which did not name the Company as a defendant. The Company and thirty other pharmaceutical manufacturers remain defendants in three similar complaints pending in federal court in Massachusetts filed by the New York Counties of Suffolk, Rockland and Westchester. The Company believes that these lawsuits are without merit and is vigorously defending against them.

As previously disclosed, in January 2003, the U.S. Department of Justice notified the federal court in New Orleans, Louisiana that it was not going to intervene in a pending Federal False Claims Act case that was filed under seal in December 1999 against the Company. The court issued an order unsealing the complaint, which was filed by a physician in Louisiana, and ordered that the complaint be served. The complaint alleges that the Company's discounting of *Pepcid* in certain Louisiana hospitals led to increases in costs to Medicaid. The Company believes that the complaint is without merit and will vigorously defend against it.

Federal and state lawsuits involving numerous individual claims, as well as some putative class actions, have been filed against the Company with respect to *Vioxx*. Some of the lawsuits also name as a defendant Pfizer Inc., which markets a competing product. Certain of the lawsuits include allegations regarding gastrointestinal bleeding, cardiovascular events and kidney damage. The lawsuits have been filed in federal courts as well as in a number of state courts. While cases in other jurisdictions are proceeding separately, the actions filed in the state courts of California and New Jersey have been transferred to a single judge in each state for coordinated proceedings. The Company anticipates that one or more of the lawsuits in various jurisdictions may go to trial in the first half of 2004. Litigation is inherently subject to uncertainties and no assurance can be given on the outcome of any given trial. However, the Company believes that these lawsuits are without merit and will vigorously defend against them.

A number of purported class action lawsuits have been filed by several individual shareholders in the United States District Court for the Eastern District of Louisiana naming as defendants the Company and several current or former officers of the Company, and alleging that the defendants made false and misleading statements regarding the Company's drug *Vioxx* in violation of the federal securities laws. The plaintiffs request certification of a class of purchasers of the Company's common stock between May 22, 1999 and October 22, 2003, and seek unspecified compensatory damages and the costs of suit, including attorney fees. The Company believes that these lawsuits are without merit and will vigorously defend against them.

The Company is a party in claims brought under the Consumer Protection Act of 1987 in the United Kingdom, which allege that certain children suffer from a variety of conditions as a result of being vaccinated with various bivalent vaccines for measles and rubella and/or trivalent vaccines for measles, mumps and rubella, including the Company's *M-M-R* II. Other pharmaceutical companies have also been sued. The claimants allege various adverse consequences, including autism, with or without inflammatory bowel disease, epilepsy, diabetes, encephalitis, encephalopathy and chronic fatigue syndrome. In connection with those claims, eight lead cases had been selected for a trial which was scheduled to commence in April 2004: two against the Company, and six against other pharmaceutical companies. The trial of the eight cases is initially limited to issues of causation and defect on the conditions of autistic spectrum disorders, with or without inflammatory bowel disease. In early September 2003, the Legal Services Commission announced its decision to withdraw public funding of the litigation brought by the claimants. This decision was confirmed on appeal by the Funding Review Committee on September 30, 2003. The April 2004 trial date has been vacated and the claims stayed pending the outcome of a February 2004 hearing on the judicial review of the funding withdrawal decision. The Company believes that these lawsuits are without merit and will vigorously defend against them.

The Company is also a party to individual and class action product liability lawsuits and claims in the United States involving pediatric vaccines (i.e., hepatitis B vaccine and *haemophilus influenza* type b vaccine) that contained thimerosal, a preservative used in vaccines. Other defendants include vaccine manufacturers who produced pediatric vaccines containing thimerosal as well as manufacturers of thimerosal. In these actions, the plaintiffs allege, among other things, that they have suffered neurological and other injuries as a result of having thimerosal introduced into their developing bodies. The Company has been successful in having many of these cases either dismissed or stayed on the ground that the National Vaccine Injury Compensation Program (NVICP) prohibits any person from filing or maintaining a civil action seeking damages against a vaccine manufacturer for vaccine-related injuries unless a petition is first filed in the United States Court of Federal Claims. A number of similar cases (*M-M-R* II alone and/or thimerosal-containing vaccines) have been filed in the United States Court of Federal Claims under the NVICP for a determination first on general causation issues. The Company believes that these lawsuits and claims are without merit and will vigorously defend against them in the proceedings in which it is a party.

From time to time, generic manufacturers of pharmaceutical products file Abbreviated New Drug Applications (ANDAs) with the FDA seeking to market generic forms of Company products prior to the expiration of relevant patents owned by the Company. Generic pharmaceutical manufacturers have submitted ANDAs to the FDA seeking to market in the United States a generic form of *Fosamax*, *Prilosec* and *Vioxx* prior to the expiration of the Company's (and AstraZeneca's in the case of *Prilosec*) patents concerning these products. The generic companies' ANDAs generally include allegations of non-infringement, invalidity and unenforceability of the patents. Generic manufacturers have received FDA approval to market a generic form of *Prilosec*. The Company has filed patent infringement suits in federal court against companies filing ANDAs for generic alendronate and rofecoxib, and AstraZeneca and the Company have filed patent infringement suits in federal court against companies filing ANDAs for generic omeprazole. Similar patent challenges exist in certain foreign jurisdictions. The Company intends to vigorously defend its patents, which it believes are valid, against infringement by generic companies attempting to market products prior to the expiration dates of such patents. As with any litigation, there can be no assurance of the outcomes, which, if adverse, could result in significantly shortened periods of exclusivity for these products.

A trial in the United States with respect to the alendronate daily product concluded in November 2001. In November 2002, a decision was issued by the U.S. District Court in Delaware finding the Company's patent valid and infringed. On October 30, 2003, the U.S. Court of Appeals for the Federal Circuit affirmed the validity and infringement of the Company's basic U.S. patent covering the use of alendronate in any form. A request for rehearing was denied. A trial in the United States involving the alendronate weekly product was held in March 2003. On August 28, 2003, the U.S. District Court in Delaware, upheld the validity of the Company's U.S. patent covering the weekly administration of alendronate. As a result of the court's decision, the patent is valid and infringed by Teva Pharmaceuticals USA, Inc.'s (Teva) Abbreviated New Drug Application filing. The court's decision has been appealed by Teva.

In January 2003, the High Court of Justice for England and Wales held that patents of the Company protecting the alendronate daily and weekly products were invalid in the United Kingdom. On November 6, 2003, the Court of Appeals of England and Wales affirmed the ruling by the High Court of Justice for England and Wales. Protection against generic companies referencing the Company's data for weekly alendronate in the United Kingdom may be available under the provisions of the law which grant a period of exclusivity to the original submitter of such data. A generic company has sought judicial review of a decision by the Licensing Authority in the United Kingdom that it cannot rely upon the Company's weekly alendronate data to seek approval of a generic alendronate 70 mg product until 10 years after approval of the Company's weekly alendronate product (which was granted in 2000). The Company has been served as an interested party and intends to take appropriate action to protect its rights.

In the case of omeprazole, the trial court in the United States rendered an opinion in October 2002 upholding the validity of the Company's and AstraZeneca's patents covering the stabilized formulation of omeprazole and ruling that one defendant's omeprazole product did not infringe those patents. The other three defendants' products were found to infringe the formulation patents. In December 2003, the U.S. Court of Appeals for the Federal Circuit affirmed the decision of the trial court. With respect to certain other generic manufacturers' omeprazole products, no trial date has yet been set.

In the case of rofecoxib, an ANDA has been filed including allegations of non-infringement, invalidity and unenforceability of the Company's rofecoxib patents. As previously disclosed, the Company filed a patent infringement lawsuit in the District Court of Delaware in August 2003. Trial has been set for October 2005.

As previously disclosed, the Company has been named as a defendant in a number of purported class action lawsuits, which have been consolidated before a single judge and in a shareholder derivative action, both of which involve claims related to the Company's revenue recognition practice for retail copayments paid by individuals to whom Medco Health provides pharmaceutical benefits. The class action lawsuit was amended to add claims against the Company and Medco Health and certain of their officers and directors relating to rebates received by Medco Health and Medco Health's independent status. The shareholder derivative action was amended to add Arthur Andersen LLP as a defendant and to add certain new allegations, which relate to claims that certain individual defendants breached their fiduciary duty by failing to prevent the conduct at issue in the previously disclosed Gruer Cases, discussed below, the antitrust claims pending in the Northern District of Illinois, and the qui tam actions in which the U.S. Attorney's office for the Eastern District of Pennsylvania has intervened against Medco Health. The complaint seeks monetary damages from those Company directors who are defendants in the lawsuit in an unspecified amount as well as injunctive and other relief. As part of the spin-off of Medco Health, Medco Health assumed responsibility for a portion of potential damages or settlement payments paid, if any, in connection with this litigation. The Company believes that these lawsuits are without merit and will vigorously defend against them.

Prior to the spin-off of Medco Health, the Company and Medco Health agreed to settle, on a class action basis, a series of lawsuits asserting violations of the Employee Retirement Income Security Act (ERISA). The Company, Medco Health and certain plaintiffs' counsel filed the settlement agreement with the federal district court in New York, where cases commenced by a number of plaintiffs, including participants in a number of pharmaceutical benefit plans for which Medco Health is the pharmacy benefit manager, as well as trustees of such plans, have been consolidated. The proposed class settlement has been agreed to by plaintiffs in five of the cases (the Gruer Cases) filed against Medco Health and the Company. Under the proposed settlement, the Company and Medco Health have agreed to pay a total of $42.5 million, and Medco Health has agreed to modify certain business practices or to continue certain specified business practices for a period of five years. The financial compensation is intended to benefit members of the settlement class, which includes ERISA plans for which Medco Health administered a pharmacy benefit at any time since December 17, 1994. In 2003, the court preliminarily approved the settlement and has held a hearing to hear objections to the fairness of the proposed settlement from class member representatives. Currently, certain class member plans have indicated that they will not participate in the settlement. The court has not yet approved the settlement or determined the number of class member plans that have properly elected not to participate in the settlement, if approved. The settlement becomes final only if and when the district court grants final approval and all appeals have been resolved. Medco Health and the Company agreed to the proposed settlement in order to avoid the significant cost and distraction of protracted litigation.

The Gruer Cases, which are similar to claims pending against other pharmaceutical benefit managers, alleged that Medco Health was an ERISA "fiduciary" and that the Company was a "party-in-interest" within the meaning of ERISA. The plaintiffs asserted that the Company and Medco Health had breached duties and engaged in "prohibited transactions" as a result of filling prescriptions with the Company's drugs to increase the Company's market share, among other things. The plaintiffs demanded that Medco Health and the Company disgorge any unlawfully obtained profits and other relief.

In addition, among the cases consolidated in New York, one plaintiff has also alleged, based on essentially the same factual allegations as the Gruer Cases, that Medco Health and the Company have violated federal and state racketeering laws. A different plaintiff, seeking to represent California citizens, has alleged that Medco Health and the Company have violated California unfair competition law. An attorney for one of the plaintiffs has indicated that it may assert claims against Medco Health, the Company and others to allege violations of the Sherman Act, the Clayton Act and various state antitrust laws based on alleged conspiracies to suppress price competition and unlawful combinations allegedly resulting in higher pharmaceutical prices.

After the spin-off of Medco Health, Medco Health assumed substantially all of the liability exposure for the matters discussed in the foregoing three paragraphs. The Company believes that these cases, which are being defended by Medco Health, are without merit.

There are various other legal proceedings, principally product liability and intellectual property suits involving the Company, which are pending. While it is not feasible to predict the outcome of these proceedings or the proceedings discussed above, in the opinion of the Company, all such proceedings are either adequately covered by insurance or, if not so covered, should not ultimately result in any liability that would have a material adverse effect on the financial position, liquidity or results of operations of the Company. In addition, from time to time, federal or state regulators seek information about practices in the pharmaceutical industry. While it is not feasible to predict the outcome of any requests for information, the Company does not expect such inquiries to have a material adverse effect on the financial position, liquidity or results of operations of the Company.

The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. When a legitimate claim for contribution is asserted, a liability is initially accrued based upon the estimated transaction costs to manage the site. Accruals are adjusted as feasibility studies and related cost assessments of remedial techniques are completed, and as the extent to which other potentially responsible parties (PRPs) who may be jointly and severally liable can be expected to contribute is determined.

The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites and takes an active role in identifying and providing for these costs. A worldwide survey was initially performed to assess all sites for potential contamination resulting from past industrial activities. Where assessment indicated that physical investigation was warranted, such investigation was performed, providing a better evaluation of the need for remedial action. Where such need was identified, remedial action was then initiated. Estimates of the extent of contamination at each site were initially made at the pre-investigation stage and liabilities for the potential cost of remediation were accrued at that time. As more definitive information became available during the course of investigations and/or remedial efforts at each site, estimates were refined and accruals were adjusted accordingly. These estimates and related accruals continue to be refined annually.

In management's opinion, the liabilities for all environmental matters that are probable and reasonably estimable have been accrued and totaled $158.1 million and $189.7 million at December 31, 2003 and 2002, respectively. These liabilities are undiscounted, do not consider potential recoveries from insurers or other parties and will be paid out over the periods of remediation for the applicable sites, which are expected to occur primarily over the next 15 years. Although it is not possible to predict with certainty the outcome of these matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of the liabilities accrued should exceed $100.0 million in the aggregate. Management also does not believe that these expenditures should result in a material adverse effect on the Company's financial position, results of operations, liquidity or capital resources for any year.

10. Preferred Stock of Subsidiary Companies

In 2000, a wholly owned subsidiary of the Company issued $1.5 billion par value of variable rate preferred units. The units are redeemable at par value plus accrued dividends at the option of the issuer at any time. In addition, if the credit ratings on the Company's unsecured senior debt obligations fall below specified levels, the likelihood of which the Company believes is remote, the holders of the preferred units would have the ability to require the redemption of the preferred units. Because the preferred securities are held at the subsidiary level, they are included in Minority interests in the consolidated financial statements.

In connection with the 1998 restructuring of AMI (see Note 4), the Company assumed a $2.4 billion par value preferred stock obligation with a dividend rate of 5% per annum, which is carried by KBI and included in Minority interests. While a small portion of the preferred stock carried by KBI is convertible into KBI common shares, none of the preferred securities are convertible into the Company's common shares and, therefore, they are not included as common shares issuable for purposes of computing Earnings per common share assuming dilution. (See Note 16.)

11. Stockholders' Equity

Other paid-in capital increased by $12.9 million, $36.5 million and $641.4 million in 2003, 2002 and 2001, respectively. The increase in 2001 includes $615.3 million resulting from shares issued and equivalent employee stock options assumed in connection with the Rosetta acquisition. (See Note 3.) The remaining increases primarily reflect the impact of shares issued upon exercise of stock options and related income tax benefits.

A summary of treasury stock transactions (shares in millions) is as follows:

	2003		2002		2001	
	Shares	Cost	Shares	Cost	Shares	Cost
Balance, Jan. 1	**731.2**	**$24,109.1**	703.4	$22,387.1	660.8	$18,857.8
Purchases	**39.0**	**2,034.1**	39.2	2,091.3	54.5	3,890.8
Issuances[1]	**(15.7)**	**(525.7)**	(11.4)	(369.3)	(11.9)	(361.5)
Balance, Dec. 31	**754.5**	**$25,617.5**	731.2	$24,109.1	703.4	$22,387.1

[1] *Issued primarily under stock option plans.*

At December 31, 2003 and 2002, 10 million shares of preferred stock, without par value, were authorized; none were issued.

12. Stock Option Plans

The Company has stock option plans under which employees, non-employee directors and employees of certain of the Company's equity method investees may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. These plans were approved by the Company's shareholders. Option grants beginning in 2002 generally vest ratably over three years, while grants prior to 2002 generally vest after five years. The options expire ten years from the date of grant. The Company's stock option plan for employees also provides for the granting of performance-based stock awards.

In connection with the Medco Health spin-off in 2003, the number and exercise prices of outstanding options were proportionately adjusted to maintain the option holders' positions before and after the spin-off. As a result of the adjustment, the number of outstanding options increased by 12.6 million shares and the average exercise price decreased by approximately $3.22. In addition, certain stock options granted to Medco Health employees in 2002 and 2003 were converted to Medco Health options with terms and amounts that maintained the option holders' positions. In connection with Merck's acquisition of Rosetta in 2001, stock options outstanding on the acquisition date were converted into options to purchase shares of Company common stock with equivalent value.

Summarized information relative to the Company's stock option plans (shares in thousands) is as follows:

	Number of Shares	Average Price[1]
Outstanding at December 31, 2000	176,376.7	$50.75
Granted	36,767.6	79.12
Exercised	(11,604.4)	25.90
Forfeited	(5,021.0)	68.78
Equivalent options assumed	681.8	30.78
Outstanding at December 31, 2001	197,200.7	56.98
Granted	37,809.4	61.18
Exercised	(11,048.3)	28.82
Forfeited	(5,852.5)	69.20
Outstanding at December 31, 2002	218,109.3	58.80
Granted	**32,595.7**	**52.74**
Exercised	**(15,482.2)**	**25.07**
Forfeited or converted[2]	**(11,970.7)**	**63.18**
Medco Health spin-off adjustment	**12,626.2**	**(3.22)**
Outstanding at December 31, 2003	**235,878.3**	**$56.80**

[1] *Weighted average exercise price.*

[2] *Includes 4.8 million options that were converted to Medco Health options.*

The number of shares and average price of options exercisable at December 31, 2003, 2002 and 2001 were 101.4 million shares at $47.47, 70.7 million shares at $35.97 and 55.1 million shares at $27.09, respectively. At December 31, 2003 and 2002, 120.4 million shares and 46.0 million shares, respectively, were available for future grants under the terms of these plans.

Summarized information about stock options outstanding and exercisable at December 31, 2003 (shares in thousands) is as follows:

Exercise Price Range	Outstanding Number of Shares	Outstanding Average Life[1]	Outstanding Average Price[2]	Exercisable Number of Shares	Exercisable Average Price[2]
Under $15	4,447.4	3.14	$12.84	4,447.4	$12.84
$15 to 25	12,137.9	1.05	18.69	12,089.0	18.68
$25 to 40	14,206.4	2.20	31.10	14,155.2	31.10
$40 to 50	53,607.9	6.77	48.39	21,643.8	46.40
$50 to 65	89,593.2	6.26	60.09	39,055.5	59.80
$65 to 80	60,637.7	5.97	75.65	9,487.6	74.24
Over $80	1,247.8	4.81	86.04	554.2	86.97
	235,878.3			101,432.7	

[1] *Weighted average contractual life remaining in years.*

[2] *Weighted average exercise price.*

13. Pension and Other Postretirement Benefit Plans

The Company has defined benefit pension plans covering eligible employees in the United States and in certain of its international subsidiaries. Pension benefits in the United States are based on a formula that considers final average pay and years of credited service. In addition, the Company provides medical, dental and life insurance benefits, principally to its eligible U.S. retirees and similar benefits to their dependents, through its other postretirement benefit plans. The Company uses a December 31 measurement date for all of its U.S. pension and other postretirement benefit plans.

The effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) are not recognized in net cost, benefit obligation and related disclosures for the U.S. other postretirement benefit plans. Specific authoritative guidance on the accounting for the federal subsidy under the Act is pending and that guidance, when issued, could require the Company to change previously reported information.

In 2003 and 2002, the Company changed participant contributions and the service recognized for eligibility for its other postretirement benefit plans. These amendments reduced the benefit obligation by $134.8 million in 2002 and generated curtailment gains of $10.2 million and $54.2 million in 2003 and 2002, respectively.

In addition, the Company recorded a settlement loss of $28.3 million on its pension plans and a curtailment loss of $11.7 million on its other postretirement benefit plans in 2003 resulting from reductions in employment levels primarily in connection with restructuring activities. The Company also recorded termination charges of $37.9 million on its pension plans and $8.1 million on its other postretirement benefit plans related to expanded eligibility for certain employees exiting under the restructuring action. (See Note 3.)

The net cost for the Company's pension plans consisted of the following components:

Years Ended December 31	**2003**	2002	2001
Service cost	**$ 263.4**	$ 218.8	$ 178.4
Interest cost	**260.6**	229.9	214.0
Expected return on plan assets	**(341.2)**	(314.3)	(282.2)
Net amortization	**115.9**	49.1	27.9
Settlements	**28.3**	—	—
Termination benefits	**37.9**	—	—
Net pension cost	**$ 364.9**	$ 183.5	$ 138.1

The net pension cost attributable to U.S. plans included in the above table was $264.8 million in 2003, $108.0 million in 2002 and $70.8 million in 2001.

The net cost of postretirement benefits other than pensions consisted of the following components:

Years Ended December 31	**2003**	2002	2001
Service cost	**$ 68.3**	$ 46.6	$ 43.5
Interest cost	**90.4**	71.4	74.0
Expected return on plan assets	**(62.0)**	(78.6)	(84.6)
Net amortization	**28.0**	(11.7)	(14.0)
Curtailments	**1.5**	(54.2)	—
Termination benefits	**8.1**	—	—
Net postretirement benefit cost	**$134.3**	$(26.5)	$ 18.9

The cost of health care and life insurance benefits for active employees was $273.0 million in 2003, $241.7 million in 2002 and $220.6 million in 2001.

Summarized information about the changes in plan assets and benefit obligation is as follows:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	**2003**	2002
Fair value of plan assets at January 1	**$3,105.4**	$2,864.5	**$ 678.8**	$ 796.9
Actual return on plan assets	**1,033.3**	(236.6)	**223.7**	(113.3)
Company contributions	**641.3**	720.7	**63.5**	7.3
Benefits paid from plan assets	**(425.3)**	(268.7)	**(16.5)**	(12.1)
Discontinued operations	**(80.5)**	28.0	—	—
Other	**8.5**	(2.5)	—	—
Fair value of plan assets at December 31	**$4,282.7**	$3,105.4	**$ 949.5**	$ 678.8
Benefit obligation at January 1	**$4,410.1**	$3,611.8	**$1,329.6**	$1,154.6
Service cost	**263.4**	218.8	**68.3**	46.6
Interest cost	**260.6**	229.9	**90.4**	71.4
Actuarial losses	**624.0**	619.1	**486.9**	204.1
Benefits paid	**(466.0)**	(287.2)	**(58.2)**	(55.6)
Plan amendments	**27.3**	9.3	—	(134.8)
Curtailments	—	—	**19.4**	—
Termination benefits	**37.9**	—	**8.1**	—
Discontinued operations	**(85.2)**	23.4	**(104.1)**	43.3
Other	**(0.2)**	(15.0)	—	—
Benefit obligation at December 31	**$5,071.9**	$4,410.1	**$1,840.4**	$1,329.6

The fair value of U.S. pension plan assets included in the preceding table was $2.7 billion in 2003 and $2.0 billion in 2002. The pension benefit obligation of U.S. plans included in this table was $3.2 billion in 2003 and $3.0 billion in 2002.

A reconciliation of the plans' funded status to the net asset (liability) recognized at December 31 is as follows:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	**2003**	2002
Plan assets less than benefit obligation	**$ (789.2)**	$(1,304.7)	**$(890.9)**	$(650.8)
Unrecognized net loss	**2,155.0**	2,498.0	**879.5**	630.9
Unrecognized plan changes	**105.2**	84.4	**(171.0)**	(165.2)
Net asset (liability)	**$1,471.0**	$1,277.7	**$(182.4)**	$(185.1)
Recognized as:				
Other assets	**$1,789.9**	$1,154.6	**$ —**	$ —
Accrued and other current liabilities	**(24.4)**	(20.0)	**(24.9)**	(24.9)
Deferred income taxes and noncurrent liabilities	**(310.2)**	(373.7)	**(157.5)**	(160.2)
Accumulated other comprehensive loss	**15.7**	516.8	—	—

The weighted average asset allocations of the investment portfolio for the U.S. pension and other postretirement benefit plans at December 31 are as follows:

	2003	2002
U.S. equities	**55%**	51%
International equities	**27**	21
Fixed income investments	**14**	18
Real estate	**3**	3
Cash and other investments	**1**	7
	100%	100%

The targeted investment portfolio is allocated 45% to 60% in U.S. equities, 20% to 30% in international equities, 13% to 18% in fixed-income investments, 2% to 6% in real estate, and up to 8% in cash and other investments. The portfolio's equity weighting is consistent with the long-term nature of the plans' benefit obligation. The expected annual standard deviation of returns of the targeted portfolio, which approximates 13%, reflects both the equity allocation and the diversification benefits among the asset classes in which the portfolio invests.

Contributions to the pension plans and other postretirement benefit plans during 2004 are expected to be $650.0 million and $129.0 million, respectively. Contributions to the U.S. pension plans are expected to be $550.0 million.

Expected benefit payments in the U.S. are as follows:

	Pension Benefits	Other Postretirement Benefits
2004	$ 111.4	$ 68.0
2005	122.9	75.1
2006	135.9	81.9
2007	151.1	89.0
2008	167.8	96.0
2009-2013	1,177.9	605.4

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

At December 31, 2003 and 2002, the accumulated benefit obligation was $3.8 billion and $3.2 billion, respectively, for all pension plans and $2.3 billion and $2.1 billion, respectively, for U.S. pension plans. The Company had a minimum pension liability of $19.8 million and $566.3 million at December 31, 2003 and 2002, respectively, representing the extent to which the accumulated benefit obligation exceeded plan assets for certain of the Company's pension plans. The decrease in the minimum pension liability in 2003, recorded through Other comprehensive income (loss) and Other assets, primarily reflects the increase in the fair value of plan assets, for certain plans, resulting from favorable asset returns.

For pension plans with benefit obligations in excess of plan assets at December 31, 2003 and 2002, the fair value of plan assets was $3.4 billion and $3.0 billion, respectively, and the benefit obligation was $4.2 billion and $4.3 billion, respectively. For those plans with accumulated benefit obligations in excess of plan assets at December 31, 2003 and 2002, the fair value of plan assets was $92.2 million and $849.9 million, respectively, and the accumulated benefit obligation was $327.2 million and $1.1 billion, respectively.

Unrecognized net loss amounts reflect experience differentials primarily relating to differences between expected and actual returns on plan assets as well as the effects of changes in actuarial assumptions. Unrecognized net loss amounts in excess of certain thresholds are amortized into net pension and other postretirement benefit cost over the average remaining service life of employees. Amortization of unrecognized net losses for the Company's U.S. plans at December 31, 2003 is expected to increase net pension and other postretirement benefit cost by approximately $125.0 million annually from 2004 through 2008.

The Company reassesses its benefit plan assumptions on a regular basis. Assumptions used in determining U.S. plan information are as follows:

	Pension and Other Postretirement Benefits		
December 31	**2003**	2002	2001
Net cost			
Discount rate	**6.50%**	7.25%	7.50%
Expected rate of return on plan assets	**8.75**	10.0	10.0
Salary growth rate	**4.5**	4.5	4.5
Benefit obligation			
Discount rate	**6.25%**	6.50%	7.25%
Salary growth rate	**4.5**	4.5	4.5

The expected rate of return for both the U.S. pension and other postretirement benefit plans represents the average rate of return to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns of historical market data as well as actual returns on the Company's plan assets, and applies adjustments that reflect more recent capital market experience. Using this reference information, the Company develops forward looking return expectations for each asset category and a weighted average expected long-term rate of return for a targeted portfolio allocated across these investment categories. The expected portfolio performance reflects the contribution of active management as appropriate. As a result of this analysis, for 2004, the Company's expected rate of return of 8.75% will remain unchanged from 2003 for its U.S. pension and other postretirement benefit plans.

The weighted average assumptions used in determining U.S. and international pension plan information are as follows:

December 31	**2003**	2002	2001
Net cost			
Discount rate	**5.90%**	6.40%	6.75%
Expected rate of return on plan assets	**7.70**	8.90	9.10
Salary growth rate	**4.1**	4.2	4.1
Benefit obligation			
Discount rate	**5.65%**	5.90%	6.40%
Salary growth rate	**4.1**	4.2	4.1

The health care cost trend rate assumptions for other postretirement benefit plans are as follows:

December 31	**2003**	2002
Health care cost trend rate assumed for next year	**11.0%**	11.0%
Rate to which the cost trend rate is assumed to decline	**5.0%**	5.0%
Year that the rate reached the ultimate trend rate	**2013**	2010

A one percentage point change in the health care cost trend rate would have had the following effects:

	One Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components	$ 30.4	$ (24.0)
Effect on benefit obligation	289.7	(234.2)

14. Other (Income) Expense, Net

Years Ended December 31	2003	2002	2001
Interest income	$(308.7)	$(415.1)	$(484.5)
Interest expense	350.9	390.6	463.7
Exchange gains	(28.4)	(7.8)	(3.5)
Minority interests	168.7	214.2	290.6
Amortization of goodwill and other intangibles	140.8	120.0	139.1
Other, net	(404.9)	(99.6)	(250.4)
	$ (81.6)	$ 202.3	$ 155.0

Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars. Reduced minority interests in 2003 is attributable to the effect of the Banyu shares acquisitions (see Note 3), and in 2002 is the result of lower dividends on variable rate preferred units (see Note 10) as well as decreased minority interest expense associated with Banyu.

The increase in Other, net in 2003 primarily reflects an $84.0 million gain on the sale of *Aggrastat* product rights in the United States and realized gains on the Company's investment portfolios relating to the favorable interest rate environment.

Interest paid was $359.4 million in 2003, $401.4 million in 2002 and $467.2 million in 2001.

15. Taxes on Income

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

	2003	Tax Rate		
	Amount	2003	2002	2001
U.S. statutory rate applied to income from continuing operations before taxes	$ 3,168.0	35.0%	35.0%	35.0%
Differential arising from:				
Foreign earnings	(924.1)	(10.2)	(6.5)	(5.6)
Tax exemption for Puerto Rico operations	(78.5)	(0.9)	(0.9)	(0.9)
State taxes	150.5	1.7	1.9	1.9
Other	146.1	1.6	0.1	(1.3)
	$ 2,462.0	27.2%	29.6%	29.1%

Domestic companies contributed approximately 34% in 2003, 47% in 2002 and 49% in 2001 to consolidated income from continuing operations before taxes.

Taxes on income from continuing operations consisted of:

Years Ended December 31	2003	2002	2001
Current provision			
Federal	$1,464.2	$1,563.8	$1,513.7
Foreign	611.3	609.3	635.7
State	254.8	296.3	289.7
	2,330.3	2,469.4	2,439.1
Deferred provision			
Federal	21.3	361.8	323.7
Foreign	96.5	(8.0)	57.9
State	13.9	33.7	74.2
	131.7	387.5	455.8
	$2,462.0	$2,856.9	$2,894.9

Deferred income taxes at December 31 consisted of:

	2003		2002	
	Assets	Liabilities	Assets	Liabilities
Other intangibles	$ 84.7	$ 306.0	$ 108.7	$1,189.0
Inventory related	639.0	355.2	700.5	354.1
Accelerated depreciation	—	1,353.9	—	1,459.3
Advance payment	338.6	—	338.6	—
Equity investments	260.0	565.6	113.7	480.1
Pensions and OPEB	122.3	602.0	109.5	291.6
Compensation related	156.9	—	131.2	—
Other	1,233.4	287.5	1,372.9	271.2
Subtotal	2,834.9	3,470.2	2,875.1	4,045.3
Valuation allowance	(2.2)	—	(2.4)	—
Total deferred taxes	$2,832.7	$3,470.2	$2,872.7	$4,045.3
Net deferred tax liabilities		$ 637.5		$1,172.6
Recognized as:				
Prepaid expenses and taxes		$ (590.8)		$ (764.1)
Other assets		(7.5)		(33.3)
Income taxes payable		110.2		98.7
Deferred income taxes and noncurrent liabilities		1,125.6		1,871.3

The reduction in net deferred tax liabilities is primarily attributable to the spin-off of Medco Health in 2003.

Income taxes paid in 2003, 2002 and 2001 were $2.0 billion, $1.8 billion and $2.1 billion, respectively. Stock option exercises reduced income taxes paid in 2003, 2002 and 2001 by $167.8 million, $82.5 million and $153.0 million, respectively.

At December 31, 2003, foreign earnings of $18.0 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, which were tax-exempt through 1990 and are taxed at 10% thereafter. In addition, the Company has subsidiaries operating in Puerto Rico and Singapore under tax incentive grants that expire in 2015 and 2026, respectively.

The Company's federal income tax returns have been audited through 1992.

16. Earnings per Share

The weighted average common shares used in the computations of basic earnings per common share and earnings per common share assuming dilution (shares in millions) are as follows:

Years Ended December 31	**2003**	2002	2001
Average common shares outstanding	**2,236.7**	2,257.5	2,288.3
Common shares issuable[1]	**16.4**	19.5	34.0
Average common shares outstanding assuming dilution	**2,253.1**	2,277.0	2,322.3

[1] *Issuable primarily under stock option plans.*

17. Comprehensive Income

Upon the adoption of FAS 133 on January 1, 2001, the Company recorded a favorable cumulative effect of accounting change of $45.5 million in Other comprehensive income (loss). This amount represented the mark to fair value of purchased local currency put options maturing throughout 2001, which hedged anticipated foreign currency denominated sales over that same period. At December 31, 2003, $30.4 million of deferred loss is associated with options maturing in the next 12 months, which hedge anticipated foreign currency denominated sales over that same period.

The components of Other comprehensive income (loss) are as follows:

	Pretax[1]	Tax	After Tax
Year Ended December 31, 2003			
Net unrealized loss on derivatives	**$ (87.6)**	**$ 35.9**	**$ (51.7)**
Net loss realization	**51.5**	**(21.1)**	**30.4**
Derivatives	**(36.1)**	**14.8**	**(21.3)**
Net unrealized gain on investments	**105.0**	**(33.8)**	**71.2**
Net income realization	**(114.3)**	**(3.2)**	**(117.5)**
Investments	**(9.3)**	**(37.0)**	**(46.3)**
Minimum pension liability	**424.5**	**(192.6)**	**231.9**
	$ 379.1	**$ (214.8)**	**$ 164.3**
Year Ended December 31, 2002			
Net unrealized loss on derivatives	$ (31.8)	$ 13.0	$ (18.8)
Net income realization	(2.0)	0.8	(1.2)
Derivatives	(33.8)	13.8	(20.0)
Net unrealized gain on investments	128.6	24.5	153.1
Net income realization	(86.6)	6.6	(80.0)
Investments	42.0	31.1	73.1
Minimum pension liability	(263.2)	100.7	(162.5)
	$ (255.0)	$ 145.6	$ (109.4)
Year Ended December 31, 2001			
Cumulative effect of accounting change	$ 76.9	$ (31.4)	$ 45.5
Net unrealized gain on derivatives	49.7	(20.3)	29.4
Net income realization	(114.3)	46.7	(67.6)
Derivatives	12.3	(5.0)	7.3
Net unrealized gain on investments	44.7	35.3	80.0
Net income realization	(73.7)	4.8	(68.9)
Investments	(29.0)	40.1	11.1
Minimum pension liability	(87.1)	48.5	(38.6)
	$ (103.8)	$ 83.6	$ (20.2)

[1] *Net of applicable minority interest.*

The components of Accumulated other comprehensive income (loss) are as follows:

December 31	**2003**	2002
Net unrealized loss on derivatives	**$ (34.0)**	$ (12.7)
Net unrealized gain on investments	**110.1**	156.4
Minimum pension liability	**(10.6)**	(242.5)
	$ 65.5	$ (98.8)

18. Segment Reporting

The Company's operations are principally managed on a products basis. The Merck Pharmaceutical segment includes products marketed either directly or through joint ventures. These products consist of therapeutic and preventive agents, sold by prescription, for the treatment of human disorders. Merck sells these human health products primarily to drug wholesalers and retailers, hospitals, government agencies and managed health care providers such as health maintenance organizations and other institutions.

All Other includes non-reportable human and animal health segments. Revenues and profits for these segments are as follows:

	Merck Pharmaceutical	All Other	Total
Year Ended December 31, 2003			
Segment revenues	**$21,038.1**	**$1,218.8**	**$22,256.9**
Segment profits	**13,250.2**	**1,131.4**	**14,381.6**
Included in segment profits:			
Equity income from affiliates	**304.0**	**245.8**	**549.8**
Depreciation and amortization	**(185.1)**	**(4.0)**	**(189.1)**
Year Ended December 31, 2002			
Segment revenues	$19,946.2	$1,244.5	$21,190.7
Segment profits	12,680.1	1,111.5	13,791.6
Included in segment profits:			
Equity income from affiliates	203.0	217.6	420.6
Depreciation and amortization	(171.1)	(3.9)	(175.0)
Year Ended December 31, 2001			
Segment revenues	$19,580.3	$1,265.9	$20,846.2
Segment profits	12,174.7	981.2	13,155.9
Included in segment profits:			
Equity income from affiliates	215.9	190.7	406.6
Depreciation and amortization	(160.9)	(3.7)	(164.6)

Segment profits are comprised of segment revenues less certain elements of materials and production costs and operating expenses, including components of equity income (loss) from affiliates and depreciation and amortization expenses. For internal management reporting presented to the chief operating decision maker, the Company does not allocate the vast majority of indirect production costs, research and development expenses and general and administrative expenses, as well as the cost of financing these activities. Separate divisions maintain responsibility for monitoring and managing these costs, including depreciation related to fixed assets utilized by these divisions and, therefore, they are not included in segment profits.

A reconciliation of total segment revenues to consolidated Sales is as follows:

Years Ended December 31	2003	2002	2001
Segment revenues	**$22,256.9**	$21,190.7	$20,846.2
Other revenues	**229.0**	255.1	352.8
	$22,485.9	$21,445.8	$21,199.0

Other revenues are primarily comprised of miscellaneous corporate revenues, sales related to divested products or businesses and other supply sales.

Consolidated revenues by geographic area where derived are as follows:

Years Ended December 31	2003	2002	2001
United States	**$13,321.1**	$13,156.6	$13,438.9
Europe, Middle East and Africa	**5,341.3**	4,707.7	4,007.4
Japan	**1,600.9**	1,438.7	1,570.2
Other	**2,222.6**	2,142.8	2,182.5
	$22,485.9	$21,445.8	$21,199.0

A reconciliation of total segment profits to consolidated Income from continuing operations before taxes is as follows:

Years Ended December 31	2003	2002	2001
Segment profits	**$14,381.6**	$13,791.6	$13,155.9
Other profits	**172.1**	197.9	272.4
Adjustments	**642.7**	605.6	576.8
Unallocated:			
Interest income	**308.7**	415.1	484.5
Interest expense	**(350.9)**	(390.6)	(463.7)
Equity income (loss) from affiliates	**(75.6)**	224.1	279.3
Depreciation and amortization	**(1,125.1)**	(1,056.2)	(967.9)
Acquired research	**(101.8)**	—	—
Research and development	**(3,178.1)**	(2,677.2)	(2,456.4)
Other expenses, net	**(1,622.0)**	(1,458.6)	(932.8)
	$ 9,051.6	$ 9,651.7	$ 9,948.1

Other profits are primarily comprised of miscellaneous corporate profits as well as operating profits related to divested products or businesses and other supply sales. Adjustments represent the elimination of the effect of double counting certain items of income and expense. Equity income (loss) from affiliates includes taxes paid at the joint venture level and a portion of equity income that is not reported in segment profits. Other expenses, net, include expenses from corporate and manufacturing cost centers and other miscellaneous income (expense), net.

Property, plant and equipment, net by geographic area where located is as follows:

December 31	2003	2002	2001
United States	**$10,383.3**	$10,757.7	$ 9,876.9
Europe, Middle East and Africa	**1,846.3**	1,659.7	1,544.3
Japan	**599.1**	499.8	473.7
Other	**1,340.3**	1,278.4	1,208.5
	$14,169.0	$14,195.6	$13,103.4

The Company does not disaggregate assets on a products and services basis for internal management reporting and, therefore, such information is not presented.

Management's Report

Primary responsibility for the integrity and objectivity of the Company's financial statements rests with management. The financial statements report on management's stewardship of Company assets. These statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments. Nonfinancial information included in the Annual Report has also been prepared by management and is consistent with the financial statements.

To assure that financial information is reliable and assets are safeguarded, management maintains an effective system of internal controls and procedures, important elements of which include: careful selection, training and development of operating and financial managers; an organization that provides appropriate division of responsibility; and communications aimed at assuring that Company policies and procedures are understood throughout the organization. In establishing internal controls, management weighs the costs of such systems against the benefits it believes such systems will provide. A staff of internal auditors regularly monitors the adequacy and application of internal controls on a worldwide basis.

To ensure that personnel continue to understand the system of internal controls and procedures, and policies concerning good and prudent business practices, the Company periodically conducts the Management's Stewardship Program for key management and financial personnel. This program reinforces the importance and understanding of internal controls by reviewing key corporate policies, procedures and systems. In addition, an ethical business practices program has been implemented to reinforce the Company's long-standing commitment to high ethical standards in the conduct of its business.

The independent auditors have audited the Company's consolidated financial statements as described in their report. Although their audits were not designed for the purpose of forming an opinion on internal controls, their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States of America, which includes the consideration of the Company's internal controls to establish the basis for determining the nature, timing and extent of audit tests to be performed.

The recommendations of the internal auditors and independent auditors are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 2003, the internal control system was strong and accomplished the objectives discussed herein.

The financial statements and other financial information included in the Annual Report fairly present, in all material respects, the Company's financial condition, results of operations and cash flows. Our formal certification to the Securities and Exchange Commission is included in the Company's Form 10-K filing.



Raymond V. Gilmartin
Chairman, President and
Chief Executive Officer



Judy C. Lewent
Executive Vice President &
Chief Financial Officer
President, Human Health Asia

Report of Independent Auditors

To the Stockholders and the
Board of Directors of Merck & Co., Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of retained earnings, of comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Merck & Co., Inc. and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.



Florham Park, New Jersey
February 20, 2004

PricewaterhouseCoopers LLP

Audit Committee's Report

The Audit Committee, comprised of independent directors, met with the independent auditors, management and internal auditors to assure that all were carrying out their respective responsibilities. The Audit Committee discussed with and received a letter from the independent auditors confirming their independence. Both the independent auditors and the internal auditors had full access to the Committee, including regular meetings without management present.

The Audit Committee met with the independent auditors to discuss their fees and the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. The Committee also discussed with the independent auditors their judgments regarding the quality and acceptability of the Company's accounting principles, the clarity of its disclosures and the degree of aggressiveness or conservatism of its accounting principles and underlying estimates. The Audit Committee reviewed and discussed the audited financial statements with management and recommended to the Board of Directors that these financial statements be included in the Company's Form 10-K filing with the Securities and Exchange Commission.

Heidi G. Miller
Chairperson

Thomas E. Shenk
Samuel O. Thier
Wendell P. Weeks
Peter C. Wendell

Compensation and Benefits Committee's Report

The Compensation and Benefits Committee, comprised of independent directors, approves compensation objectives and policies for all employees and sets compensation for the Company's executive officers. The Committee seeks to ensure that rewards are closely linked to Company, division, team and individual performances. The Committee also seeks to ensure that compensation and benefits are set at levels that enable Merck to attract and retain highly qualified employees. The Committee views stock ownership as a vehicle to align the interests of employees with those of the Company's stockholders. Consistent with the long-term focus inherent in the Company's R&D-based pharmaceutical business, it is the policy of the Committee to make a high proportion of executive officer compensation dependent on long-term performance and on enhancing stockholder value.

Lawrence A. Bossidy
Chairperson

William G. Bowen
Johnnetta B. Cole
William M. Daley
William N. Kelley

Selected Financial Data[1]

Merck & Co., Inc. and Subsidiaries

($ in millions except per share amounts)

	2003[2]	2002	2001	2000	1999	1998	1997
Results for Year:							
Sales	**$22,485.9**	$21,445.8	$21,199.0	$20,009.5	$17,294.4	$15,094.9	$13,971.6
Materials and production costs	**4,315.3**	3,907.1	3,624.8	3,175.2	2,934.2	2,851.3	2,774.9
Marketing and administrative expenses	**6,394.9**	5,652.2	5,700.6	5,725.5	4,808.1	4,115.9	3,971.4
Research and development expenses	**3,178.1**	2,677.2	2,456.4	2,343.8	2,068.3	1,821.1	1,683.7
Acquired research	**101.8**	—	—	—	—	1,039.5	—
Equity income from affiliates	**(474.2)**	(644.7)	(685.9)	(764.9)	(762.0)	(884.3)	(727.9)
Gains on sales of businesses	—	—	—	—	—	(2,147.7)	(213.4)
Other (income) expense, net	**(81.6)**	202.3	155.0	167.6	(124.3)	322.2	164.4
Income from continuing operations before taxes	**9,051.6**	9,651.7	9,948.1	9,362.3	8,370.1	7,976.9	6,318.5
Taxes on income	**2,462.0**	2,856.9	2,894.9	2,766.7	2,578.1	2,774.5	1,749.9
Income from continuing operations	**6,589.6**	6,794.8	7,053.2	6,595.6	5,792.0	5,202.4	4,568.6
Income from discontinued operations, net of taxes	**241.3**	354.7	228.6	226.1	98.5	45.8	45.5
Net income	**6,830.9**	7,149.5	7,281.8	6,821.7	5,890.5	5,248.2	4,614.1
Basic earnings per common share							
Continuing operations	**$2.95**	$3.01	$3.08	$2.86	$2.47	$2.19	$1.90
Discontinued operations	**.11**	.16	.10	.10	.04	.02	.02
Net income	**$3.05**[3]	$3.17	$3.18	$2.96	$2.51	$2.21	$1.92
Earnings per common share assuming dilution							
Continuing operations	**$2.92**	$2.98	$3.04	$2.80	$2.41	$2.13	$1.85
Discontinued operations	**.11**	.16	.10	.10	.04	.02	.02
Net income	**$3.03**	$3.14	$3.14	$2.90	$2.45	$2.15	$1.87
Cash dividends declared	**3,264.7**	3,204.2	3,156.1	2,905.7	2,629.3	2,353.0	2,094.8
Cash dividends paid per common share	**$1.45**	$1.41	$1.37	$1.21	$1.10	$.95	$.85
Capital expenditures	**1,915.9**	2,128.1	2,401.8	2,471.0	2,369.1	1,860.2	1,348.5
Depreciation	**1,129.6**	1,067.5	949.7	803.0	682.8	610.0	532.0
Year-End Position:							
Working capital	**$ 1,957.6**	$ 2,011.2	$ 1,417.4	$ 3,643.8	$ 2,500.4	$ 4,159.7	$ 2,644.4
Property, plant and equipment (net)	**14,169.0**	14,195.6	13,103.4	11,482.1	9,676.7	7,843.8	6,609.4
Total assets	**40,587.5**[4]	47,561.2	44,021.2	40,154.9	35,933.7	31,853.4	25,735.9
Long-term debt	**5,096.0**	4,879.0	4,798.6	3,600.7	3,143.9	3,220.8	1,346.5
Stockholders' equity	**15,576.4**[4]	18,200.5	16,050.1	14,832.4	13,241.6	12,801.8	12,594.6
Financial Ratios:							
Income from continuing operations as a % of sales	**29.3%**	31.7%	33.3%	33.0%	33.5%	34.5%	32.7%
Net income as a % of average total assets	**14.9%**	15.5%	17.3%	17.9%	17.4%	18.2%	18.5%
Year-End Statistics:							
Average common shares outstanding (millions)	**2,236.7**	2,257.5	2,288.3	2,306.9	2,349.0	2,378.8	2,409.0
Average common shares outstanding assuming dilution (millions)	**2,253.1**	2,277.0	2,322.3	2,353.2	2,404.6	2,441.1	2,469.5
Number of stockholders of record	**233,000**	246,300	256,200	265,700	280,500	269,600	263,900
Number of employees	**63,200**[4]	77,300	78,100	69,300	62,300	57,300	53,800

[1] *Certain prior year amounts have been restated to reflect the results of Medco Health as discontinued operations.*

[2] *Amounts for 2003 include the impact of the implementation of a new distribution program for U.S. wholesalers and restructuring costs related to position eliminations.*

[3] *Amount does not add as a result of rounding.*

[4] *Decrease in 2003 primarily reflects the impact of the spin-off of Medco Health.*

Board of Directors



Merck's Board of Directors elected two new members recently. Peter C. Wendell, general partner of Sierra Ventures, a technology-oriented venture capital firm, became a director in September 2003. And Wendell P. Weeks, president and chief operating officer of Corning Incorporated, joined the Board in February 2004.

Front Row (seated, from left to right): **William M. Daley**, 55, president, SBC Communications, Inc.; **Raymond V. Gilmartin**, 63, chairman, president and chief executive officer; **Johnnetta B. Cole, Ph.D.**, 67, president, Bennett College for Women.

Second Row (standing, from left to right): ***William B. Harrison, Jr.***, 60, chairman and chief executive officer, J.P. Morgan Chase & Co.; **Heidi G. Miller, Ph.D.**,* 50, executive vice president and chief financial officer, Bank One Corporation; **William N. Kelley, M.D.**, 64, professor of Medicine, Biochemistry and Biophysics, University of Pennsylvania School of Medicine; **Lawrence A. Bossidy**, 69, retired chairman and chief executive officer, Honeywell International Inc.; **Samuel O. Thier, M.D.**, 66, professor of Medicine and professor of Health Care Policy, Harvard Medical School; **William G. Bowen, Ph.D.**, 70, president, The Andrew W. Mellon Foundation.

Third Row (standing, from left to right): **Thomas E. Shenk, Ph.D.**, 57, Elkins professor and chairman, Department of Molecular Biology, Princeton University; **Anne M. Tatlock**, 64, chairman and chief executive officer, Fiduciary Trust Company International; **Wendell P. Weeks**, 44, president and chief operating officer, Corning Incorporated; **Peter C. Wendell**, 53, general partner, Sierra Ventures.

** Resigning from the Board effective upon the merger of J.P. Morgan Chase & Co. and Bank One Corporation.*

Corporate Information

For help with your stockholder account or information about Merck stock or dividends, call us toll-free at 800-522-9114.

Annual Meeting

The Annual Meeting of Stockholders will be held at 2 p.m., ET, on Tuesday, April 27, 2004, at the Edward Nash Theatre at Raritan Valley Community College, Route 28 and Lamington Road, North Branch, New Jersey.

Stock Trading Information

Merck stock is listed on the New York Stock Exchange (ticker symbol: MRK), the Philadelphia Stock Exchange and the Paris Stock Exchange.

Direct Purchase of Merck Stock

You can purchase shares directly from the Company through the Merck Stock Investment Plan. Shares also may be purchased by automatic investment each month.
Call 800-522-9114, or write to:
Merck Stockholder Services, WS3AB-40
Merck & Co., Inc.
One Merck Drive, P.O. Box 100
Whitehouse Station, NJ 08889-0100

Dividend Reinvestment Plan

Your dividends (all or part) can be automatically reinvested to purchase additional Merck shares. Call 800-522-9114.

Stockholder Services

Call Monday through Friday, 8 a.m. to 8 p.m., ET, with questions on stock-related matters, including verification of your holdings, to change your address or to report lost or missing dividends. Call 800-522-9114, or write to:
Merck Stockholder Services, WS3AB-40
Merck & Co., Inc.
One Merck Drive, P.O. Box 100
Whitehouse Station, NJ 08889-0100

For Changes or Lost Stock Certificates

If you want to transfer your stock, change ownership or if you have lost your stock certificates, call 800-522-9114, or write to:
Merck Shareowner Services
Wells Fargo Bank, N.A.
161 N. Concord Exchange
South St. Paul, MN 55075-1139

Independent Auditors

Independent auditors for Merck can be reached at:
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932
973-236-4000

News on Call

You can access Merck news 24 hours a day, seven days a week. Included are the latest news releases on sales and earnings, dividends, new products and other Merck-related information. Call 800-CALL-MRK (800-225-5675).

Investor Relations

Securities analysts and investment professionals with business-related questions should call the Investor Relations department at 908-423-5881.

Journalists

Call Merck Public Affairs at 908-423-6308.

Write for Information

If you want a copy of one of the following, write to:
Public Affairs, WS1A-40
Merck & Co., Inc.
One Merck Drive, P.O. Box 100
Whitehouse Station, NJ 08889-0100

- **Merck's 2003 Form 10-K Annual Report, as filed with the Securities and Exchange Commission;**
- Report on Merck Corporate Responsibility (available at *www.merck.com*);
- Report on Diversity at Merck (available at *www.merck.com*);
- Policies of the Board—a statement of Merck governance principles (available at *www.merck.com*);
- Merck Board Committee Charters—Audit, Compensation and Benefits, and Committee on Corporate Governance (available at *www.merck.com*);
- Merck Code of Conduct—*Our Values and Standards* (available at *www.merck.com*).

Merck on the Internet

Our home page is located at *www.merck.com.*
This Web address is provided for convenience only and materials therein are not incorporated by reference.

Trademarks

Merck & Co., Inc. is a global research-driven pharmaceutical products company. Merck discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures.


MERCK

Merck & Co., Inc.
Corporate Headquarters
One Merck Drive, P.O. Box 100
Whitehouse Station, NJ 08889-0100 USA
908-423-1000

Merck operates as MSD outside the United States.